================================================================================


                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                   FORM 10-A


                  General Form for Registration of Securities

                         Pursuant to Section 12(g) of
                      The Securities Exchange Act of 1934



                     HANOVER MARRIOTT LIMITED PARTNERSHIP
                     ------------------------------------

                              10400 Fernwood Road
                           Bethesda, Maryland  20817

                                (301) 380-2070


               Delaware                                52-1482649
               --------                                ----------
        (State of Organization)                     (I.R.S. Employer
                                                  Identification Number)


                              10400 Fernwood Road
                           Bethesda, Maryland  20817
                           -------------------------
                   (Address of principal executive offices)


                                (301) 380-2070
                                --------------
              (Registrants telephone number including area code)


    Securities to be registered pursuant to Section 12(b) of the Act:  None

       Securities to be registered pursuant to Section 12(g) of the Act:

                         Limited Partnership Interests
                         -----------------------------
                               (Title of Class)

================================================================================

                               Table of Contents
                               -----------------

                                                                             Page No.
                                                                             --------

ITEM 1.     Business.......................................................         1
ITEM 2.     Financial Information..........................................         8
ITEM 3.     Property.......................................................         14
ITEM 4.     Security Ownership of Certain Beneficial Owners and Management.         15
ITEM 5.     Directors and Executive Officers...............................         15
ITEM 6.     Executive Compensation.........................................         17
ITEM 7.     Certain Relationships and Related Transactions.................         17
ITEM 8.     Legal Proceedings..............................................         19
ITEM 9.     Market for and Distributions on Limited Partnership Units and
              Related Security Holder Matters..............................         19
ITEM 10.    Recent Sales of Unregistered Securities........................         20
ITEM 11.    Description of Registrant's Securities.........................         20
ITEM 12.    Indemnification of Directors and Officers......................         24
ITEM 13.    Financial Statements...........................................         26
ITEM 14.    Changes in and Disagreements with Accountants on Accounting and
              Financial Disclosure.........................................         45
ITEM 15.    Financial Statements, Supplementary Schedules and Exhibits.....         45

FORWARD-LOOKING STATEMENTS

Certain matters discussed herein are forward-looking statements and as such may involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Partnership to be different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the Partnership believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. These risks are detailed from time to time in the Partnership's filings with the Securities and Exchange Commission. The Partnership undertakes no obligation to publicly release the result of any revisions of these forward-looking statements that may be made to reflect any future events or circumstances.


ITEM 1.   BUSINESS

DESCRIPTION OF THE PARTNERSHIP

Hanover Marriott Limited Partnership (the "Partnership"), a Delaware limited partnership, was formed on October 8, 1986 to acquire and own the 353-room Hanover Marriott Hotel and the land on which it is located (the "Hotel") in Hanover, New Jersey.

The sole general partner of the Partnership, with a 5% interest, is Marriott Hanover Hotel Corporation (the "General Partner"), a Delaware corporation and a wholly-owned subsidiary of Host Marriott Corporation ("Host Marriott").

The Partnership owns the Hotel and is engaged solely in the business of owning the Hotel and, therefore, is engaged in one industry segment. The principal offices of the Partnership are located at 10400 Fernwood Road, Bethesda, Maryland 20817.

The Hotel, which opened on July 30, 1986, was leased by the Partnership to Marriott Hotel Services, Inc. ("MHS"), a wholly-owned subsidiary of Marriott International, Inc. ("MII"), under a long-term operating lease (the "Operating Lease"). Effective August 18, 1997, the Operating Lease was converted to a long-term management agreement with MHS (the "Management Agreement"). The initial term of the Management Agreement expires December 31, 2011 with five successive renewal options of ten years each. The Hotel has the right to use the Marriott name pursuant to the Management Agreement and, if this agreement is terminated, the Partnership will lose that right for all purposes (except as part of the Partnership's name). See Item 7, "Certain Relationships and Related Transactions."

The Hotel is specifically designed to attract area business travelers and catering events as well as vacation travelers. The Hotel is a quality, full-service hotel with a proven reputation for dependable and consistent service. The Partnership has no current plans to acquire any new properties. See "Competition" below and Item 3, "Property."

ORGANIZATION OF THE PARTNERSHIP

The Partnership was formed on October 8, 1986, and commenced operations on November 24, 1986 (the "Closing Date"). On the Closing Date, 84 limited partnership interests (the "Units"), representing a 95% interest in the Partnership, were sold at $100,000 per Unit pursuant to a private placement. Each limited partner paid $15,560 at subscription with the balance due in four annual installments through March 15, 1990, or, as an alternative, $87,600 in cash at closing as full payment of the subscription price. The limited partners paid $2,063,460 in cash on the Closing Date. Seventy-three and one-half Units were purchased on the installment basis. The limited partners' obligations to make the installment payments were evidenced by promissory notes (the "Investor Notes") payable to the Partnership and secured by the

Units. The Investor Notes were paid in full in March 1990. The General Partner contributed $442,000 in cash for its 5% general partnership interest.

On the Closing Date, the Partnership executed a purchase agreement (the "Purchase Agreement") with Marriott Corporation to acquire the Hotel for $42.2 million. Of the total purchase price, $36.2 million was paid from proceeds of a variable rate mortgage loan received from an independent financial institution and secured by the Hotel (see "Debt Financing"), $5.0 million was evidenced by a promissory note payable to Host Marriott (the "Deferred Purchase Debt"), and $1.0 million from the sale of the Units. Any remaining proceeds received from the sale of the Units and the Debt Financing were used to pay offering and closing costs and as Partnership working capital.

On April 2, 1997, Hanover Hotel Acquisition Corporation (the "Purchaser"), a wholly-owned subsidiary of Host Marriott, completed a tender offer for limited partnership Units in the Partnership. The Purchaser acquired 40 Units for an aggregate consideration of $1.6 million or $40,000 per Unit. Combined with its prior ownership position, Host Marriott now indirectly owns through affiliates over 50% of the Partnership. Additionally, in a Partnership vote held in conjunction with the tender offer, the limited partners approved all of the proposed amendments to the Amended and Restated Partnership Agreement that were conditions to the tender offer. The most significant amendments (i) revised the provisions limiting the voting rights of the General Partner and its affiliates to permit the General Partner and its affiliates (including the Purchaser) to have full voting rights with respect to all Units currently held by the General Partner or acquired by its affiliates except on matters where the General Partner or its affiliates have an actual economic interest other than as a limited partner or General Partner (an "Interested Transaction"), (ii) modified the voting provisions with respect to Interested Transactions to permit action to be taken, if approved, by limited partners holding a majority of the outstanding Units, with all Units held by the General Partner and its affiliates being voted in the same manner as a majority of the Units actually voted by limited partners other than the General Partner and its affiliates and (iii) eliminated limited partner consent requirements relating to sale transactions with third parties and vested the sole authority with respect to such transactions to the General Partner. As a result of the approval of the proposed amendments, the Amended and Restated Partnership Agreement was amended and restated effective April 3, 1997 as the Second Amended and Restated Partnership Agreement (the "Partnership Agreement").

DEBT FINANCING

Mortgage Debt
-------------

The Partnership originally entered into a loan agreement on November 24, 1986 (the "Original Loan") with an independent financial institution that provided $36.5 million to finance the acquisition of the Hotel. Approximately $300,000 of the loan proceeds were used to pay loan fees. On October 26, 1989, the Partnership refinanced the Original Loan with a $37 million nonrecourse first mortgage loan (the "Mortgage Debt") which matured on October 16, 1996. The Mortgage Debt bore interest at a floating rate from October 27, 1994, through October 28, 1996 equal to 70 basis points over either (i) the London Interbank Offered Rate ("LIBOR") or (ii) an adjusted certificate of deposit rate. On October 28, 1996, the Partnership's $37 million Mortgage Debt matured without replacement financing in place. However, the Partnership secured an extension of the Mortgage Debt until October 24, 1997 provided that the Partnership would make a $10 million principal paydown on the Mortgage Debt by April 30, 1997. During the extension period, the debt bore interest at LIBOR plus 2.0 percentage points and required quarterly principal amortization equal to all excess cash flow as defined in the extension agreement.

On April 30, 1997, in connection with the tender offer for limited partnership units (see "Organization of the Partnership"), Host Marriott funded a fully-amortizing $10 million subordinated loan to the Partnership (the "Subordinated Loan") that bears interest at a fixed rate of 14.5% over a 15-year term with required monthly payments. The Partnership used the proceeds of the Subordinated Loan to make the required principal payment under the mortgage loan extension agreement. If cash flow is insufficient to service the Subordinated Loan, the unpaid portion will be added to principal and interest will accrue.

On August 18, 1997, the Partnership refinanced its Mortgage Debt with a then outstanding balance of $25.9 million with new mortgage debt (the "New Mortgage Debt") of $29.9 million from an independent financial institution. The New Mortgage Debt bears interest at a fixed rate of 8.58% over its seven year term with required principal amortization based on a 25-year schedule. Pursuant to the Subordinated Loan, any proceeds from the New Mortgage Debt in excess of $27 million were to be used to repay the Subordinated Loan. Therefore, on August 18, 1997, $2.9 million was repaid on the Subordinated Loan. Pursuant to the limited partnership agreement, the remaining proceeds and cash held by the Partnership for refinancing were used to pay refinancing costs and to repay debt service guarantee advances made by the General Partner in prior years.

The New Mortgage Debt is secured by the Hotel and substantially all other assets of the Partnership, including furniture and equipment and the Partnership's rights under the assignment of the rents and leases (the "Collateral"). The Subordinated Loan is also secured by the Collateral but is subordinate to the New Mortgage Debt. Host Marriott and the General Partner also provided additional security on the Original Loan and the Mortgage Debt in the form of debt service guarantees in the aggregate amount of $7.2 million (the "Guarantees"). On October 27, 1994 Host Marriott and the General Partner were released from their obligations to advance funds. As of June 19, 1998 and December 31, 1997 and 1996, $3.4 million remains outstanding under the Guarantees. All advances made under the Guarantees accrue interest at one percent over the prime rate as announced by Bankers Trust Company. Pursuant to the limited partnership agreement, $1.4 million of accrued interest was paid on the Guarantees from loan refinancing proceeds.

Prior to 1996, the General Partner advanced $127,000 to the Partnership as a working capital advance which accrues interest at one percent over the prime rate as announced by Bankers Trust Company. As of June 19, 1998 and December 31, 1997 and 1996, $209,000, $203,000 and $192,000, including accrued interest, was outstanding on the working capital advance.

In addition, the General Partner has provided a foreclosure guarantee to the lender of the New Mortgagee Debt in the amount of $10 million. Pursuant to the terms of the foreclosure guarantee, amounts would be payable only upon a foreclosure of the Hotel and only to the extent that the gross proceeds from a foreclosure sale are less than $10 million.

MATERIAL CONTRACTS

Operating Lease Agreement
-------------------------

The Partnership, through an assignment of the lease from Host Marriott on November 24, 1986, acquired all rights to a 25-year operating lease with five 10-year renewal options to lease the Hotel to MHS. Effective August 18, 1997, the Operating Lease was converted to the Management Agreement with MHS.

Annual rental during the term of the Operating Lease was equal to the greater of: (i) minimum rental (the "Minimum Rental") of $100,000; or (ii) basic rental (the "Basic Rental") equal to 80% of operating profit, as defined below (the "Operating Profit"), reduced to 75% of Operating Profit after the Partnership received $4,421,000 of cumulative capital receipts; or (iii) adjusted rental (the "Adjusted Rental") equal to debt service on the mortgage debt plus Partnership administration costs (collectively referred to as "Debt Service") plus the greater of: (a) a preferred return equal to $840,000 or (b) 50% of the amount by which Operating Profit exceeded Debt Service. In no event was Adjusted Rental to exceed Operating Profit. During the term of the Operating Lease, the Partnership did not receive cumulative capital receipts of $4,421,000.

In summary, Operating Profit is equal to Hotel gross revenues less the following deductions: cost of sales and employee-related expenses; departmental, general and administrative, advertising and promotional, utility, repairs and maintenance expenses; cost of inventory and supplies; license fees and taxes; insurance costs and expenses; reserve for uncollectible accounts receivable; professional fees; an amount equal to 3% of gross sales for the Hotel's share of costs and expenses which benefit all Marriott hotels and are performed normally by personnel not located at the Hotel; the Hotel's share of costs and expenses which are furnished on a central or regional basis to other Marriott hotels as a participant in the Marriott chain (the "Chain Services"); contributions to the property improvement fund; and such other costs and expenses specifically provided for in the Operating Lease or reasonably necessary for the Hotel's operation.

The amount by which Adjusted Rental exceeded Basic Rental in any fiscal year was defined as Additional Rentals. Cumulative Additional Rentals were recoverable by MHS in any fiscal year when Basic Rental exceeded Adjusted Rentals, provided no loans from the General Partner or Host Marriott were then outstanding.
Annual Rental was reduced by 50% of such excess to the extent cumulative Additional Rentals existed. In addition to the Annual Rental, MHS was required to pay real estate taxes and make annual contributions equal to 4% of sales net of interest to the property improvement fund on behalf of the Partnership. In accordance with the Operating Lease, annual contributions to the property improvement fund increased to 5% of sales net of interest at the beginning of 1997. For additional information, see Item 7, "Certain Relationships and Related Transactions."

Management Agreement
--------------------

Effective August 18, 1997, the Operating Lease was converted to the Management Agreement with MHS. The Management Agreement has an initial term expiring on December 31, 2011. Thereafter, the term is renewed automatically for each of five successive 10-year periods.

Pursuant to the terms of the Management Agreement, MHS receives a base management fee equal to 3% of gross Hotel sales. The Partnership is entitled to the first $4,650,000 of Operating Profit generated by the Hotel each fiscal year ("Owner's Priority"). Owner's Priority is increased by 10% of the total of any owner funded expenditures pursuant to the Management Agreement plus any contributions made by the owner to the property improvement fund beyond the funding described in the Management Agreement (the "Additional Invested Capital"). In addition to a base management fee, MHS will be paid an incentive management fee of the next $400,000 from Operating Profit. Any cash remaining after the payment of the Owner's Priority and the incentive management fee will be allocated 75% to the Partnership and 25% to MHS. The Partnership may terminate the Management Agreement if in any two of three consecutive fiscal years there is an operating loss. MHS may, however, prevent termination by paying the Partnership such amounts equal to the operating losses during such two fiscal years. For additional information, see Item 7, "Certain Relationships and Related Transactions."

The conversion from an operating lease to a management agreement was beneficial to the Partnership since, under the terms of the Management Agreement, the Partnership receives its Owner's Priority of $4,650,000 before MHS receives an incentive management fee. Under the Operating Lease, the Partnership received annual rental equal to the greater of the Minimum Rental, Basic Rental or Adjusted Rental. Historically, the Partnership received annual rental equal to the Basic Rental or 80% of Operating Profit, and MHS received the remaining 20% of Operating Profit. By converting to a management agreement, the Partnership has a first priority on Operating Profit; whereas, MHS had the same priority on Operating Profit as the Partnership under the Operating Lease.

The Management Agreement provides for the establishment of a property improvement fund for the Hotel which provides for the replacement of furniture, fixtures and equipment. Pursuant to the Management Agreement, contributions to the property improvement fund are based on a percentage of gross Hotel sales equal to 5%, net of interest income, however, MHS has the right to increase or decrease this percentage.

Pursuant to the Management Agreement, the Hotel is operated as part of the Marriott Hotels, Resorts and Suites system. At December 31, 1997, the Marriott Hotels, Resorts and Suites system included 326 hotels with a total of 124,571 guest rooms.

Marriott full-service hotels primarily serve business and leisure travelers and meeting groups at locations in downtown and suburban areas, near airports and at resort locations. Most Marriott full-service hotels contain from 300 to 500 rooms and typically include swimming pools, gift shops, convention and banquet facilities, a variety of restaurants and lounges and parking facilities.

Office Space Rental Agreement
-----------------------------

On January 28, 1995, the Partnership entered into an agreement with Marriott Vacation Club International ("MVCI"), formerly known as Marriott Ownership Resorts, Inc., a wholly-owned subsidiary of MII. Under the terms of the five year lease with MVCI expiring in January 2000, MVCI funded the renovation of a portion of the Hotel's lounge into a junior ballroom (for use by the Hotel) and a MVCI sales office. The total cost of the renovations was $516,000. The lease with MVCI stipulates that $200,000 of those costs will be treated as rent concessions; therefore, the Partnership will receive scheduled rental payments of $18,123 in 1998, $55,600 in 1999 and $4,277 in 2000. In the event MVCI chooses to exercise its right to terminate the lease agreement prior to the end of the five year term, any prepayment of rent by MVCI is non-refundable.

COMPETITION

The full-service segment of the lodging industry continues to benefit from a favorable cyclical imbalance in the supply/demand relationship in which room demand growth has exceeded supply growth, which has remained fairly limited. Due to an increase in travel and an improving economy, the lodging industry posted strong gains in revenues and profits over the past several years as demand growth continued to outpace additions to supply. The General Partner believes that full-service hotel room supply growth and room demand will remain stable through at least 1998. Accordingly, the General Partner believes this supply/demand imbalance will result in improved room rates which should result in improved REVPAR, or revenue per available room, and operating profit.

The Hotel competes with other major lodging brands in the region in which it operates. Competition in the region is based primarily on the level of service, quality of accommodations, convenience of location and room rates of each hotel. The inclusion of the Hotel within the Marriott full-service hotel system provides advantages of name recognition, centralized reservations and advertising, system-wide marketing and promotion, centralized purchasing and training and support services. Additional competitive information is set forth in Item 3, "Property."

CONFLICTS OF INTEREST

Because Host Marriott and its affiliates own and/or operate hotels other than those owned by the Partnership, potential conflicts of interest exist. With respect to these potential conflicts of interest, Host Marriott and its affiliates retain a free right to compete with the Partnership's Hotel, including the right to develop competing hotels now and in the future, in addition to those existing hotels which may compete directly or indirectly.

Under Delaware law, the General Partner has unlimited liability for obligations of the Partnership unless those obligations are, by contract, without recourse to the partners thereof. Under the Partnership Agreement, the General Partner has broad management discretion over the business of the Partnership and with regard to the operation of the Hotel. No limited partner may take any part in the conduct or control of the Partnership's business. The authority of the General Partner is limited in certain respects, including acquiring an interest in other hotel properties or other partnerships and selling or otherwise disposing of or consenting to the sale or disposition of the Hotel to the General Partner or an affiliate of the General Partner, unless certain procedures are followed as outlined in the Partnership Agreement. For a discussion of limitations on the authority of the General Partner, see
Item 11, "Description of Registrant's Securities Authority of the General Partner." Because certain actions taken by the General Partner or the Partnership could expose the General Partner or its parent, Host Marriott, to liability that is not shared by the limited partners (for example, tort liability or environmental liability), this control could lead to a conflict of interest. Under Delaware law, the General Partner has a fiduciary duty to the Partnership and is required to exercise good faith and loyalty in all its dealings with respect to Partnership affairs.

POLICIES WITH RESPECT TO CONFLICTS OF INTEREST

It is the policy of the General Partner that the Partnership's relationship with the General Partner or any affiliate, or persons employed by the General Partner, are conducted on terms which are fair to the Partnership and which are commercially reasonable. Agreements and relationships involving the General Partner, or its affiliates, and the Partnership are on terms consistent with the terms on which the General Partner or its affiliates have dealt with unrelated partners.

The Partnership Agreement provides that agreements, contracts or arrangements between the Partnership and the General Partner or any of its affiliates, other than arrangements for rendering legal, tax, accounting, engineering, and procurement services to the Partnership by the General Partner or its affiliates, which agreements will be on commercially reasonable terms, will be subject to the following conditions:

(a) the General Partner or any affiliate must be actively engaged in the business of rendering such services or selling or leasing such goods;

(b) any such agreement, contract or arrangement must be fair to the Partnership and reflect commercially reasonable terms and shall be embodied in a written contract which precisely describes the subject matter thereof and all compensation to be paid therefor;

(c) no rebates or give-ups may be received by the General Partner or any affiliate, nor may the General Partner or any affiliate participate in any reciprocal business arrangements which would have the effect of circumventing any of the provisions of the Partnership Agreement;

(d) no such agreement, contract or arrangement as to which the limited partners had previously given approval may be amended in such manner as to increase the fees or other compensation payable to the General Partner or any affiliate or to decrease the responsibilities or duties of the General Partner or any affiliate in the absence of the consent of the limited partners holding a majority of the Units; and

(e) any such agreement, contract or arrangement which relates to or secures any funds advanced or loaned to the Partnership by the General Partner or any affiliate must reflect commercially reasonable terms.

EMPLOYEES

The Partnership has no employees; however, employees of the General Partner and Host Marriott are available to perform administrative services for the Partnership. The Partnership reimburses the General Partner for the cost of providing such services. See Item 6, "Executive Compensation", for information regarding payments made to the General Partner for the cost of providing administrative services to the Partnership.

HOST MARRIOTT CORPORATION'S CONVERSION TO A REAL ESTATE INVESTMENT TRUST

On April 17, 1998, Host Marriott, parent company of the General Partner of the Partnership, announced that its Board of Directors authorized Host Marriott to reorganize its business operations to qualify as a real estate investment trust ("REIT") to become effective as of January 1, 1999. As part of the REIT conversion, Host Marriott formed a new operating partnership (the "Operating Partnership"), and limited partners in certain Host Marriott full-service hotel partnerships and joint ventures, including Hanover Marriott Limited Partnership, are expected to be given an opportunity to receive, on a tax-deferred basis, Operating Partnership units in the Operating Partnership in exchange for their current limited partnership interests. The Operating Partnership units would be redeemable by the limited partner for freely traded Host Marriott shares (or the cash equivalent thereof) at any time after one year from the closing of the merger. In connection with the REIT conversion, on June 2, 1998, the Operating Partnership filed a Registration Statement on Form S-4 (the "Form S-4") with the Securities and Exchange Commission (the "SEC"). Limited partners will be able to vote on this Partnership's participation in the merger later this year through a consent solicitation.

Preliminary valuation information on the Partnership units was disclosed in the Form S-4. The estimated exchange value is $123,202 per Partnership unit (the "Estimated Exchange Value"). The Estimated Exchange Value is subject to adjustment to reflect various closing and other adjustments and the final valuation information will be set forth in the final Form S-4 through a consent solicitation.

The final valuation likely will differ from the Estimated Exchange Value set forth above and such difference may be material. The consent solicitation for approval of a merger of the Partnership will contain the final valuation for a Partnership unit as well as a discussion of the methodologies, variables, assumptions and estimates used.

The solicitation period is expected to commence in late September 1998 and the merger, if approved, would close by the end of the year (although there is no assurance that this will be the case).

ITEM 2.   FINANCIAL INFORMATION

The following selected financial data presents historical operating information for the Partnership for the twenty-four weeks ended June 19, 1998 and June 20, 1997 and for each of the five years ended December 31, 1997 presented in accordance with generally accepted accounting principles (in thousands):

                                  Twenty-Four Weeks Ended
                                    June 19,    June 20,                      Year Ended December 31
                                      1998        1997       1997       1996        1995        1994       1993
                                    --------    --------    -------  ----------  -----------  ---------  ---------

Hotel rental (1)..................   $    --     $ 3,015    $ 3,950     $ 5,177     $ 4,377   $  3,727   $  3,435
                                     =======     =======    =======     =======     =======   ========   ========

Hotel revenues (2)................   $ 3,391     $    --    $ 2,785     $    --     $    --   $     --   $     --
                                     =======     =======    =======     =======     =======   ========   ========

Net income (loss).................   $   199     $   665    $ 5,757     $   940     $  (219)  $ (1,206)  $ (3,224)
                                     =======     =======    =======     =======     =======   ========   ========

Net income (loss) per
 limited partner unit (84 Units)..   $ 2,250     $ 7,524    $65,107     $10,631     $(2,476)  $(13,643)  $(36,464)
                                     =======     =======    =======     =======     =======   ========   ========

Total assets......................   $33,108     $34,016    $32,883     $33,533     $32,652   $ 31,559   $ 32,353
                                     =======     =======    =======     =======     =======   ========   ========

Total liabilities.................   $41,429     $47,628    $41,403     $47,810     $47,869   $ 46,557   $ 46,145
                                     =======     =======    =======     =======     =======   ========   ========

Cash distributions per
 limited partner unit.............   $    --     $    --    $    --     $    --     $    --   $     --   $     --
                                     =======     =======    =======     =======     =======   ========   ========

--------------------------
(1) For the years 1993 through 1996 and for the period January 1, 1997 to August 17, 1997, the Partnership recorded Hotel rental income in accordance with the Operating Lease.

(2) Commencing August 18, 1997 under the Management Agreement, the Partnership records revenue based on house profit generated by the Hotel. House profit reflects Hotel operating results, and represents gross hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, real estate taxes, insurance and certain other costs, which are disclosed separately in the statement of operations. Revenues are recorded based on house profit of the Hotel because the Partnership has delegated substantially all of the operating decisions related to the generation of house profit from the Hotel to MHS.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

On August 18, 1997, the Partnership completed a refinancing of its Mortgage Debt. In addition, the Partnership converted the Operating Lease with MHS to the Management Agreement (the "Conversion") on August 18, 1997. Prior to the Conversion, the Partnership recorded revenue based on the rental income to be received from MHS. Annual rental during the term of the Operating Lease was equal to the greater of: (i) Minimum Rental of $100,000; or (ii) Basic Rental equal to 80% of Operating Profit reduced to 75% of Operating Profit after the Partnership received $4,421,000 of cumulative capital receipts; or (iii) Adjusted Rental equal to Debt Service plus the greater of: (a) a preferred return equal to $840,000 or (b) 50% of the amount by which Operating Profit exceeded Debt Service. In no event was Adjusted Rental to exceed Operating Profit.

The amount by which Adjusted Rental exceeded Basic Rental in any fiscal year was defined as Additional Rentals. Cumulative Additional Rentals were recoverable by MHS in any fiscal year when Basic Rental exceeded Adjusted Rentals, provided no loans from the General Partner or Host Marriott were then outstanding.
Annual Rental was reduced by 50% of such excess to the extent cumulative Additional Rentals existed. In addition to the Annual Rental, MHS was required to pay real estate taxes.

Subsequent to the Conversion, the Partnership records revenue based on house profit generated by the Hotel. House profit reflects Hotel operating results, and represents gross hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, real estate taxes, insurance and certain other costs, which are disclosed separately in the statement of operations. Revenues are recorded based on house profit of the Hotel because the Partnership has delegated substantially all of the operating decisions related to the generation of house profit from the Hotel to MHS. As a result of the Conversion, Hotel revenues as reported under the Management Agreement for the twenty-four weeks ended June 19, 1998 are not comparable with Hotel rental as reported under the Operating Lease for the twenty-four weeks ended June 20, 1997.

THE TWENTY-FOUR WEEKS ENDED JUNE 19, 1998 COMPARED TO THE TWENTY-FOUR WEEKS ENDED JUNE 20, 1997:

Revenues. For the twenty-four weeks ended June 19, 1998, hotel revenues decreased $586,000, or 15%, to $3.4 million when compared to the twenty-four weeks ended June 20, 1997. The decrease in hotel revenues is primarily due to decreases in food and beverage sales. Although the average occupancy decreased ten percentage points to 71% for the twenty-four weeks ended June 19, 1998 when compared to the twenty-four weeks ended June 19, 1997, rooms sales remained constant at $6.0 million due to the average daily rate increase of $19, or 15%, to $143. The decline in average occupancy for the twenty-four weeks ended June 19, 1998 is a result of an overall decline in the Hanover market and rooms being temporarily out of inventory during the rooms refurbishment that occurred during January through March 1998.

REVPAR, or revenue per available room, remained constant at $102 for the twenty-four weeks ended June 19, 1998 and June 20, 1997. REVPAR represents the combination of average daily room rate charged and the average daily occupancy achieved and is a commonly used indicator of hotel performance (although it is not a measure of revenue under generally accepted accounting principles).

As a result of the decline in average occupancy, food and beverage sales decreased $661,000, or 16%, to $3.5 million for the twenty-four weeks ended June 19, 1998 when compared to the same period in 1997. For the remainder of the year, operations are expected to improve as a result of the new rooms product and expected increases in market occupancy and demand.

Operating Costs and Expenses. The Partnership's operating costs and expenses increased $636,000, or 83%, to $1.4 million for the twenty-four weeks ended June 19, 1998 when compared to the same period in 1997 due primarily to the Conversion. Of the $636,000 increase, $467,000 relates to base and incentive management fees and $36,000 relates to insurance costs. The Partnership is responsible for these fees and costs under the Management Agreement, but not under the Operating Lease. On a comparative basis, base management fees for the twenty-four weeks ended June 19, 1998 increased $21,000, or 7%, to $296,000 when compared to the same period in 1997. Subsequent to the Conversion, MHS receives an incentive management fee once Owner's Priority has been met (see "Material Contracts" included in Item 1, "Business"). For the twenty-four weeks ended June 19, 1998, MHS received $171,000 in incentive management fees. In addition, real estate taxes increased $50,000, or 27%, to $236,000 for the twenty-four weeks ended June 19, 1998, when compared to the same period in 1997 due to a re-assessment of the property in 1997.

Operating Profit. As a result of the changes in revenues and operating costs and expenses discussed above, operating profit decreased $260,000, or 11%, to $2.0 million for the twenty-four weeks ended June 19, 1998 when compared to the same period in 1997.

Interest Expense. Interest expense increased $146,000, or 9%, to $1.9 million for the twenty-four weeks ended June 19, 1998, when compared to the same period in 1997 due to refinancing the Partnership's mortgage debt at a higher fixed interest rate. The weighted average interest rate on the Partnership's debt, which includes the Subordinated Loan, for the twenty-four weeks ended June 19, 1998 and June 20, 1997, was 9.6% and 7.5%, respectively.

Net Income. Net income for the twenty-four weeks ended June 19, 1998 and June 20, 1997 was $199,000 and $665,000, respectively, as a result of the items discussed above.

1997 COMPARED TO 1996:

Revenues. Total revenues increased by $1.6 million, or 29%, to $6.9 million in 1997 when compared to 1996, and hotel rental income decreased by $1.2 million, or 24%, to $4.0 million in 1997 when compared to 1996 due to the Conversion. For the period January 1, 1997 to August 17, 1997, the Partnership received hotel rental income in accordance with the Operating Lease. For the period August 18, 1997 to December 31, 1997 under the Management Agreement, Hotel revenues represent hotel sales less direct hotel operating costs and expenses. Under the Operating Lease, the hotel rental income was straight-lined over the year as required by generally accepted accounting principles.

On a comparative basis, house profit increased $1.1 million, or 16%, to $8.0 million in 1997 when compared to 1996. The increase in house profit is primarily due to an increase in REVPAR. REVPAR for 1997 increased $10, or 11%, to $100 compared to 1996, primarily due to the increase in average room rate of $10, or 9%, to $124 and a two percentage point increase in the average occupancy to 81%.

During 1997, the Hotel increased its rates several times. The result was the average transient and group rates increased 10% to $134 and 12% to $95, respectively. As of December 31, 1997, the corporate rate, excluding discounts, was approximately $195 representing a 37% increase from 1996. Due to growth in the group segment, food and beverage sales also increased due to a 16% increase in catering and audio visual sales in comparison to 1996.

As a result of the REVPAR increase, hotel sales increased $1.7 million, or 8%, to $22.5 million in 1997 when compared to 1996. Due to the continued high average occupancy, the Partnership expects future increases in REVPAR to be driven by room rate increases, rather than changes in occupancy. However, there can be no assurance that REVPAR will continue to increase in the future.

Operating Costs and Expenses. The Partnership's operating costs and expenses increased $781,000, or 47%, to $2.5 million in 1997 when compared to 1996 primarily due to the Conversion. Of the $781,000 increase, $331,000 relates to base and incentive management fees and $131,000 relates to insurance costs. The Partnership is responsible for these fees and costs under the Management Agreement, but not under the Operating Lease. On a comparative basis, base management fees for 1997 increased $52,000, or 8%, due to increased hotel sales. The Hotel's real estate taxes in 1997 increased $102,000 from 1996 due to a re-assessment of the property during 1997. In addition, Partnership administration increased due to administrative costs associated with the refinancing in August 1997.

Operating Profit. As a result of changes in revenues and operating costs and expenses discussed above, operating profit increased $776,000, or 21%, to $4.4 million in 1997 when compared to 1996.

Interest Expense. Interest expense increased $1.1 million, or 40%, to $3.9 million due to refinancing the Partnership's mortgage debt, which includes the Subordinated Loan. The weighted average interest rate on the Partnership's debt for 1997 and 1996 was 7.9% and 6.4%, respectively.

Income Before Extraordinary Items. Income before extraordinary items decreased $277,000 to $663,000, or 10% of revenues, in 1997, from $940,000, or 18% of revenues, in 1996.

Extraordinary Items. The Partnership recognized an extraordinary gain in 1997 of $5.1 million representing the forgiveness of Additional Rental by MHS.

Net Income. Net income increased by $4.8 million in 1997 to $5.8 million when compared to 1996 as a result of the items discussed above.

1996 COMPARED TO 1995:

Revenues. Revenue increased $809,000, or 18%, to $5.3 million in 1996 when compared to 1995. The Partnership's rental income was impacted by improved lodging results. The increase was driven primarily by growth in REVPAR. REVPAR for 1996 increased $9, or 11%, to $90 compared to 1995, primarily due to the increase in combined average room rate of $5, or 5%, to $114 and a five percentage point increase in the average occupancy to 79%. As a result of the REVPAR increase, hotel sales increased $2.4 million, or 13%, to $20.7 million in 1996 when compared to 1995. Under the Operating Lease, the hotel rental income was straight-lined over the year as required by generally accepted accounting principles.

Operating Costs and Expenses. The Partnership's operating costs and expenses decreased $63,000, or 4%, to $1.7 million in 1996 when compared to 1995, primarily due to a decrease in Partnership administration.

Operating Profit. As a result of changes in revenues and operating costs and expenses discussed above, operating profit increased $872,000, or 32%, to $3.6 million in 1996 when compared to 1995.

Interest Expense. Interest expense decreased $225,000, or 7%, to $2.8 million due to lower interest rates on the Partnership's mortgage debt. The weighted average interest rate on the mortgage debt for 1996 and 1995 was 6.4% and 7.2%, respectively.

Net Income (Loss). For 1996, the Partnership had net income of $940,000 compared to a net loss of $219,000 in 1995 as a result of the items discussed above.

CAPITAL RESOURCES AND LIQUIDITY

The Partnership's financing needs have been historically funded through loan agreements with independent financial institutions and Host Marriott. As a result of the successful refinancing of the Partnership's mortgage debt, the General Partner believes that the Partnership will have sufficient capital resources and liquidity to conduct its operations in the ordinary course of business.

PRINCIPAL SOURCES AND USES OF CASH

The Partnership's principal source of cash is cash from Hotel operations. Cash provided by operations for the twenty-four weeks ended June 19, 1998 and June 20, 1997 was $889,000 and $1.6 million, respectively. Cash provided by operations was lower for the twenty-four weeks ended June 19, 1998 primarily due to a decrease in the Hotel's food and beverage sales due to a decrease in occupancy as a result of the rooms refurbishment discussed above.

Cash provided by operations was $2.2 million, $1.9 million and $2.6 million for the years ended December 31, 1997, 1996 and 1995, respectively. The decrease in cash from operations in 1996 from 1995 was primarily due to repaying MHS $285,000 for Additional Rental earned in 1995. There was no Additional Rental due MHS at December 31, 1996.

The Partnership's cash investing activities consist primarily of contributions to the property improvement fund and capital expenditures for improvements to the Hotel. Cash used in investing activities was $2.2 million and $528,000 for the twenty-four weeks ended June 19, 1998 and June 20, 1997, respectively. The increase in cash used in investing activities is due to payments for the rooms refurbishment in 1998. Contributions, including interest income, to the property improvement fund were $484,000 and $493,000 for the twenty-four weeks ended June 19, 1998 and June 20, 1997, respectively. Capital expenditures were $2.3 million and $156,000 for the same periods, respectively.

Cash used in investing activities was $1.1 million, $830,000 and $1.2 million for the years ended December 31, 1997, 1996 and 1995, respectively. Under the Operating Lease and Management Agreement, the Partnership is required to make annual contributions to the property improvement fund which provides funding for capital expenditures and replacement of furniture, fixtures and equipment. Contributions to the fund equaled 4% of gross hotel sales, net of interest income, in 1996 and 1995. In 1997, the contribution increased to 5%, net of interest income. The General Partner believes that cash contributions from the Hotel's property improvement fund will provide adequate funds in the short and long term to meet the Hotel's capital needs. Capital expenditures were $1.4 million, $527,000 and $1.1 million for the years ended December 31, 1997, 1996 and 1995, respectively. The increase in capital expenditures in 1997 from 1996 is due to a $1.0 million payment in December 1997 for the rooms refurbishment.

The Partnership's financing activities consist of repayments of debt and payment of financing costs. Cash used in financing activities was $211,000 and $910,000 for the twenty-four weeks ended June 19, 1998 and June 20, 1997, respectively.


Cash used in financing activities was $1.7 million and $272,000 in 1997 and 1996, respectively. No cash was provided by or used in financing activities in 1995. The Partnership's $37.0 million Mortgage Debt with an independent financial institution required interest only payments during the years 1996 and 1995. In 1997, the Partnership refinanced the Mortgage Debt with the New Mortgage Debt of $29.9 million with another independent financial institution. In addition, Host Marriott funded the $10 million Subordinated Loan to the Partnership which was used to make a $10 million principal payment on the Mortgage Debt. During 1997, the Partnership amortized $115,000 and $2.9 million of principal on the New Mortgage Debt and Subordinated Loan, respectively. In addition, the Partnership made a $1.4 million payment on debt service guarantees provided by the General Partner in prior years.

DEBT

In April 1997, Host Marriott funded a fully-amortizing $10 million subordinated loan to the Partnership (the "Subordinated Loan") that bears interest at a fixed rate of 14.5% over a 15-year term with required monthly payments. The Subordinated Loan matures June 1, 2012.

In August 1997, the General Partner refinanced all of the Partnership's outstanding mortgage debt. The total amount of the mortgage debt decreased from $37.0 million to $29.9 million due to the use of the proceeds from the Subordinated Loan to repay mortgage debt principal. The new non-recourse loan with an independent financial institution matures August 18, 2004, requires principal amortization on a 25-year term and bears interest at a fixed rate of 8.58%.

Pursuant to the Subordinated Loan, any proceeds in excess of the $27 million for the New Mortgage Debt were to be used to repay the Subordinated Loan.
Therefore, the Partnership repaid principal of $2.9 million on the Subordinated Loan at refinancing.

PROPERTY IMPROVEMENT FUND

The Management Agreement and Operating Lease require annual contributions to a property improvement fund to ensure that the physical condition and product quality of the Hotel is maintained. Contributions to this fund are based on a percentage of annual total Hotel sales, net of interest income earned on the fund. Prior to 1997, the contribution rate was 4%, net of interest income and the current contribution is 5% of gross Hotel sales, net of interest income.
The General Partner believes that the 5% contribution requirement is consistent with industry standards. However, in accordance with the Management Agreement, contributions to the property improvement fund may be increased or decreased by MHS if the current contribution of 5% of gross Hotel sales, net of interest income, is either insufficient or excessive to make the replacements, renewals and repairs to maintain the Hotel in accordance with MHS's standards for a full-service Marriott hotel. Of the total $2.3 million of net additions to property and equipment during the twenty-four weeks ended June 19, 1998, $1.7 million was owner funded. The balance in the fund totaled $185,000 as of June 19, 1998 and $287,000 as of December 31, 1997.

The General Partner believes that cash contributions from the Hotel's property improvement fund will provide adequate funds in the short and long term to meet the Hotel's capital needs.

INFLATION

The rate of inflation has been relatively low in the past four years. MHS is generally able to pass through increased costs to customers through higher room rates and prices. In 1997, average rates of the Hotel exceeded inflationary costs. On August 18, 1997, the Partnership refinanced its mortgage debt and fixed its interest costs, thereby eliminating the Partnership's exposure to the impact of inflation on future interest costs.

SEASONALITY

Demand, and thus occupancy, is affected by normally recurring seasonal patterns. Demand is higher in the spring and summer months (March through October) than during the remainder of the year.

YEAR 2000 ISSUES

Over the last few years, Host Marriott, the parent company of the General Partner, has invested in implementing new accounting systems which are Year 2000 compliant. Accordingly, the General Partner believes that future costs associated with Year 2000 issues will be minimal and not material to the Partnership's financial statements.

However, the Partnership does rely upon accounting software used by MHS, the manager of its property, to obtain financial information. The General Partner believes that MHS has begun to implement changes to the property specific software to ensure that software will function properly in the Year 2000 and does not expect to incur significant costs related to these modifications.


ITEM 3.  PROPERTY

LOCATION

The Hotel is a full-service Marriott hotel located on approximately 13.41 acres in a business/industrial park district. The Hotel is near several major highways, including New Jersey State Route 10 and I-287, as well as New Jersey State Routes 202, 206, 15, 46 and 24. Such routes are well-maintained two to six lane highways which run both north-south and east-west, providing easy access to Newark International Airport, New York City and points west.

The Hotel is located within ten miles of many large corporations and manufacturers, including several Fortune 500 companies. The Hotel is across Route 10 from the Prudential Business Campus. Nearby Morristown is Morris County's central business district and seat of government, and also provides business, retail and historical attractions.

DESCRIPTION

The Hotel, which opened July 30, 1986, has a total of 260,000 square feet of building area and is operated as part of the Marriott Hotels, Resorts and Suites system. The Hotel contains a total of 353 guest rooms, including four suites. The Hotel also contains approximately 19,000 square feet of meeting space in the form of a grand ballroom and smaller meeting rooms and conference suites. The Hotel has one multi-purpose restaurant, one Japanese steak house and a 60-seat lobby lounge. Other features of the Hotel include a gift shop, business center, small hotel laundry, parking for 695 cars and recreational facilities that include an indoor/outdoor swimming pool, sauna, hydrotherapy pool and health club.

COMPETITION

The primary competition for the Hotel comes from three hotels, the Parsippany Hilton, Sheraton Tara Hotel and Embassy Suites Parsippany.

The following table summaries the Hotel's primary competitors.

         Property            # of Rooms  Sq. Footage of Meeting Space
---------------------------  ----------  ----------------------------

Parsippany Hilton                508                   20,033
Sheraton Tara Hotel              383                   24,566
Embassy Suites Parsippany        274                    5,558

The Hotel's secondary competitors differ from the Hotel in terms of size, room rates, facilities, amenities and services offered, market orientation and/or location. None of the Hotel's primary or secondary competitors are operated as part of the Marriott full-service hotel system. As of June 19, 1998, a

Residence Inn with 156 suites opened, and a Homestead Village with 135 studios is expected to open October of 1998. Both limited service hotels are considered secondary competitors.

The following table shows selected combined operating statistics for the Hotel:

                           Twenty-Four Weeks Ended
                             June 19,    June 20,         Year Ended December 31,
                               1998        1997         1997         1996        1995
                             ---------   ---------  ------------  -----------  --------

Average occupancy........        71.5%       82.2%         80.8%        79.1%     74.4%
Average daily room rate..     $142.62     $123.98       $123.55      $113.50   $108.39
REVPAR...................     $101.97     $101.91       $ 99.83      $ 89.78   $ 80.64
% REVPAR change..........          .1%         --          11.2%        11.3%       --

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of June 19, 1998, Hanover Hotel Acquisition Corporation, a wholly-owned subsidiary of Host Marriott, owns approximately 47.6% of the total number of limited partnership Units as a result of a tender offer for limited partnership Units completed on April 2, 1997 (see Organization of the Partnership). No other person owned of record, or to the Partnership's knowledge owns beneficially, more than 5% of the total number of limited partnership Units.

The General Partner does not own any limited partnership interest in the Partnership. There are no Units owned by the executive officers and directors of the General Partner as a group.

The Partnership is not aware of any arrangements which may, at a subsequent date, result in a change in control of the Partnership, other than the Host Marriott Real Estate Investment Trust described in Item 1.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

Marriott Hanover Hotel Corporation, the General Partner, was incorporated in Delaware on October 8, 1986 and is a wholly-owned subsidiary of Host Marriott. The General Partner was organized solely for the purpose of acting as general partner of Hanover Marriott Limited Partnership.

The Partnership has no directors, officers or employees. The business policy making functions of the Partnership are carried out through the directors and executive officers of the General Partner, who are listed below:

                                                                           AGE AT
          NAME                          CURRENT POSITION                JUNE 19, 1998
-------------------------  -------------------------------------------  -------------

Bruce F. Stemerman         President and Director                            42
Robert E. Parsons, Jr.     Vice President and Director                       42
Christopher G. Townsend    Vice President, Secretary and Director            51
Earla L. Stowe             Vice President and Chief Accounting Officer       37
Bruce D. Wardinski         Treasurer                                         38

BUSINESS EXPERIENCE

Bruce F. Stemerman joined Host Marriott in 1989 as Director--Partnership Services. He became Vice President--Lodging Partnerships in 1994 and became Senior Vice President--Asset Management in 1996. Prior to joining Host Marriott, Mr. Stemerman spent ten years with Price Waterhouse. He also serves as a director and an officer of numerous Host Marriott subsidiaries.

Robert E. Parsons, Jr. Joined Host Marriott's Corporate Finance Planning staff in 1981. In 1984, Mr. Parsons was made Director, Project Finance of Host Marriott's Treasury Department and in 1986 he was made Vice President, Project Finance of Host Marriott's Treasury Department. He was made Assistant Treasurer of Host Marriott in 1988 and was made Senior Vice President and Treasurer of Host Marriott in 1993. In October 1995, he was made Executive Vice President and Chief Financial Officer of Host Marriott. He also serves as a director and an officer of numerous Host Marriott subsidiaries.

Christopher G. Townsend joined Host Marriott's Law Department in 1982 as a Senior Attorney. In 1984 he was made Assistant Secretary of Host Marriott. In 1986 he was made an Assistant General Counsel. He was made Senior Vice President, Corporate Secretary and Deputy General Counsel of Host Marriott in 1993. In January 1997, he was made General Counsel of Host Marriott. He also serves as a director and an officer of numerous Host Marriott subsidiaries.

Earla L. Stowe joined Host Marriott in 1982 and held various positions in the tax department until 1988. She joined the Partnership Services department as an accountant in 1988 and in 1989 she became an Assistant Manager, Partnership Services. She was promoted to Manager, Partnership Services in 1991, to Director, Asset Management in 1996, and Senior Director, Asset Management in 1998. She also serves as an officer of numerous Host Marriott subsidiaries.

Bruce D. Wardinski joined Host Marriott in 1987 as a Senior Financial Analyst of Financial Planning & Analysis and was named Manager in June 1988. He was appointed Director, Financial Planning & Analysis in 1989, Director of Project Finance in January 1990, Senior Director of Project Finance in June 1993, Vice President--Project Finance in June 1994, and Senior Vice President of International Development in October 1995. In June 1996, Mr. Wardinski was named Senior Vice President and Treasurer of Host Marriott. Prior to joining Host Marriott, Mr. Wardinski was with the public accounting firm Price Waterhouse.

ITEM 6.   EXECUTIVE COMPENSATION

The General Partner is required to devote to the Partnership such time as may be necessary for the proper performance of its duties, but the officers and the directors of the General Partner are not required to devote their full time to Partnership matters. To the extent that any officer or director of the General Partner or employee of Host Marriott does devote time to the Partnership, the General Partner is entitled to reimbursement for the cost of providing such services. Any such costs may include a charge for overhead, but without a profit to the General Partner. For the twenty-four weeks ended June 19, 1998 and for the fiscal years ended December 31, 1997, 1996 and 1995, administrative expenses reimbursed by the Partnership to the General Partner totaled $103,000, $180,000, $56,000 and $43,000, respectively.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

As described below, the Partnership is a party to several important ongoing agreements with MHS pursuant to which the Hotel is operated or managed. In the opinion of the General Partner, the related transactions are as favorable as would have been obtained from unrelated third parties.

The Partnership, through an assignment of a lease from Host Marriott on November 24, 1986, acquired all rights to a 25-year operating lease with five 10-year renewal options to lease the Hotel to MHS. Effective August 18, 1997, this agreement was converted to a long-term management agreement with MHS.

Operating Lease Agreement

Annual Rental during the term of the Operating Lease was equal to the greater of:

(i)     Minimum Rental of $100,000, or

(ii) Basic Rental equal to 80% of Operating Profit reduced to 75% of Operating Profit after the Partnership has received $4,421,000 of cumulative capital receipts; or

(iii) Adjusted Rental equal to Debt Service plus the greater of: (a) a preferred return equal to $840,000 or (b) 50% of the amount by which Operating Profit exceeds Debt Service. In no event will Adjusted Rental exceed Operating Profit.

The amount by which Adjusted Rental exceeded Basic Rental in any fiscal year was defined as Additional Rentals. Cumulative Additional Rentals were recoverable by MHS in any fiscal year when Basic Rental exceeded Adjusted Rentals, provided no loans from the General Partner or Host Marriott were then outstanding.
Annual Rental was reduced by 50% of such excess to the extent cumulative Additional Rentals existed.

For 1997 and 1996, Basic Rental of $3,031,000 and $3,993,000, respectively was remitted to the Partnership by MHS. In accordance with the Operating Lease, MHS was entitled to $758,000 and $998,000 of Operating Profit for the period from January 1, 1997 to August 17, 1997 and the year ended December 31, 1996, respectively. Prior to its forgiveness in 1997 (see below) this amount was recorded as a liability on the Partnership financial statements. In addition to the Annual Rental, MHS was required to pay real estate taxes and make annual contributions equal to 4% of sales net of interest to the property improvement fund on behalf of the Partnership. In accordance with the Operating Lease, annual contributions to the property improvement fund increased to 5% of sales net of interest at the beginning of 1997.

MANAGEMENT AGREEMENT

Effective August 18, 1997, the Operating Lease was converted to a long-term management agreement with MHS. The Management Agreement has an initial term expiring on December 31, 2011. Thereafter, the term is renewed automatically for each of five successive 10-year periods. Pursuant to the terms of the Management Agreement, MHS receives a base management fee equal to 3% of gross revenues. The Partnership is entitled to the first $4,650,000 of Operating Profit generated by the Hotel each fiscal year. Owner's Priority is increased by 10% of any Additional Invested Capital. In addition to a base management fee, MHS will be paid an incentive management fee of the next $400,000 from Operating Profit. Any cash remaining after the payment of the Owner's Priority and the incentive management fee will be allocated 75% to the Partnership and 25% to MHS. The Partnership may terminate the Management Agreement if in any two of three consecutive fiscal years there is an operating loss. MHS may, however, prevent termination by paying to the Partnership such amounts equal to the operating losses during such two fiscal years.

Pursuant to the terms of the Management Agreement, MHS is required to furnish the Hotel with Chain Services which are generally provided on a central or regional basis to all hotels in MII's full service hotel system. Chain Services include central training, advertising and promotion, a national reservation system and such additional services, as needed, which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are allocated among all domestic full service hotels managed, owned or leased by MII or its subsidiaries. In addition, MHS is required to furnish the Hotel with certain other services ("Central Office Services") such as executive supervision, planning and policy making, corporate finance, in-house legal services, research and development, and technical and operational expertise.
The Hotel also participates in MII's Marriott's Reward Program ("MRP"). The cost of this program is charged to all hotels in MII's full service hotel system based upon the MRP sales at each hotel. The total amount of Chain and Central Office Services and MRP costs charged to the Partnership under the Management Agreement was $186,000 for the period August 18, 1997 to December 31, 1997.

In addition to the conversion from an operating lease to a management agreement, MHS agreed to waive all claims to Additional Rental that had accrued prior to the conversion. This forgiveness of deferred fees of $5.1 million was recorded as an extraordinary gain in the accompanying financial statements.

The Management Agreement provides for the establishment of a property improvement fund for the Hotel which provides for the replacement of furniture, fixtures and equipment. Pursuant to the Management Agreement, contributions to the property improvement fund are based on a percentage of gross Hotel sales equal to 5%, however, MHS has the right to increase or decrease this percentage. Contributions to the property improvement fund for 1997 were $1.1 million.

Under the Management Agreement, MHS received base and incentive management fees of $252,000 and $79,000, respectively, for the period August 18, 1997 through December 31, 1997. The following table sets forth the amount paid to MII and affiliates pursuant to the Management Agreement (in thousands):

                                                           For the      For the Period
                                                         Twenty-Four    August 19, 1997
                                                         Weeks Ended        through
                                                        June 19, 1998  December 31, 1997
                                                        -------------  -----------------
Marriott International, Inc. and affiliates:
     Incentive management fee.........................       $171             $ 79
     Base management fee..............................        296              252
     Chain and central office services and MRP costs..        224              186
                                                             ----             ----
                                                             $691             $517
                                                             ====             ====

OFFICE SPACE RENTAL AGREEMENT

On January 28, 1995, the Partnership entered into an agreement with Marriott Vacation Club International ("MVCI"), formerly known as Marriott Ownership Resorts, Inc., a wholly-owned subsidiary of MII. Under the terms of the five year lease with MVCI expiring in January 2000, MVCI funded the renovation of a portion of the Hotel's lounge into a junior ballroom (for use by the Hotel) and a MVCI sales office. The total cost of the renovations was $516,000. The lease with MVCI stipulates that $200,000 of those costs will be treated as rent concessions. Therefore, the Partnership will receive scheduled rental payments of $18,123 in 1998, $55,600 in 1999 and $4,277 in 2000. In the event MVCI chooses to exercise its right to terminate the lease agreement prior to the end of the five year term, any prepayment of rent by MVCI is non-refundable.

In accordance with generally accepted accounting principles, the Partnership deferred the total rent due under the lease and is amortizing the deferred revenue on a straight-line basis over the lease term. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $118,000, $119,000 and $110,000 of rent under the lease which is included in other revenues in the Statement of Operations. In addition, deferred revenue related to the lease totaled $169,000, $287,000 and $406,000 for the years ended December 31, 1997, 1996 and 1995.


ITEM 8.   LEGAL PROCEEDINGS.

Neither the Partnership nor the Hotel is presently subject to any material litigation nor, to the General Partner's knowledge, is any material litigation threatened against the Partnership or the Hotel, other than routine litigation and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance and which collectively are not expected to have a material adverse effect on the business, financial condition or results of operations of the Partnership.


ITEM 9. MARKET FOR AND DISTRIBUTIONS ON LIMITED PARTNERSHIP UNITS AND RELATED SECURITY HOLDER MATTERS

There is currently no public market for the Units. Transfers of Units are limited to the first day of an Accounting Period, as defined, and are subject to approval by the General Partner and certain other restrictions described in Item 11, "Description of Registrant's Securities to be Registered." As of June 19, 1998, there were 57 holders of record of the 84 limited partnership Units.

The ability of the Partnership to make cash distributions to the limited partners is subject to limitations contained in the Partnership Agreement that are described in Item 11, "Description of Registrant's Securities to be Registered-Distributions and Allocations." The Partnership made no cash distributions to its partners for the twenty-four weeks ended June 19, 1998 or for the fiscal years 1997, 1996 and 1995.

Units held by non-affiliates of the Partnership for at least three years may be sold without registration in accordance with the exemptions provided by Rule 144 under the Securities Act of 1933, as amended (the "Act"). For a discussion of the restrictions on assignment contained in the Partnership Agreement, see Item 11, "Description of Registrant's Securities to be Registered."

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

There have been no sales of unregistered securities by the Partnership within the past three years. On November 24, 1986, 84 limited partnership Units were sold in a public offering. On April 2, 1997, Hanover Hotel Acquisition Corporation, a wholly-owned subsidiary of Host Marriott, completed a tender offer for 40 limited partnership Units. See Item 1, "Business Organization of the Partnership" for additional information regarding the Partnership's sale of Units in 1986 and the tender offer in 1997. As of June 19, 1998, there were 57 limited partners. Since the inception of the Partnership, there have been four sales by limited partners involving three Units, excluding the tender offer on April 2, 1997.


ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES

The 84 limited partnership interests include the 40 Units owned by the Hanover Hotel Acquisition Corporation, a wholly-owned subsidiary of Host Marriott, and represent 95% of the interests in the Partnership. The General Partner holds the remaining 5% interest.

DISTRIBUTIONS AND ALLOCATIONS

Pursuant to the terms of the Partnership Agreement, Partnership allocations and distributions are generally made as follows:

a. The Partnership generally allocates cash available for distribution (after a 10% priority return to the limited partners on their invested capital) and net profits as follows: (i) 5% to the General Partner and 95% to the limited partners until cumulative distributions of sale or refinancing proceeds ("Capital Receipts") equal to 50% of the partners' capital contributions have been distributed; (ii) next, 15% to the General Partner and 85% to the limited partners until cumulative distributions of Capital Receipts equal to the full amount of the partners' capital contributions have been distributed; and (iii) thereafter, 35% to the General Partner and 65% to the limited partners.

b. Net losses were allocated 100% to the limited partners in 1986. Thereafter, net losses are allocated 100% to the General Partner.

c. Capital Receipts (other than from the sale of substantially all of the Partnership assets) not retained by the Partnership will be distributed (i) first, 5% to the General Partner and 95% to the limited partners until the partners have received cumulative distributions of Capital Receipts equal to their capital contributions and (ii) thereafter, 35% to the General Partner and 65% to the limited partners.

d. Sale proceeds from the sale of substantially all of the assets of the Partnership will be distributed to the Partners pro-rata in accordance with their capital account balances as adjusted to take into account gain or loss resulting from such sale.

e. Gains recognized by the Partnership generally will be allocated in the following order of priority: (i) to those limited partners whose capital accounts have negative balances until such negative balances are brought to zero; (ii) to the General Partner's capital account, if it has a negative balance, until such negative balance is brought to zero; (iii) to all Partners up to the amount to bring the Partners' capital account balances to an amount equal to their respective Invested Capital, as defined; (iv) in the case of Gain, as defined, from the sale or disposition of all or substantially all assets of the Partnership, to the limited partners in an amount equal to the excess, if any of (a) the product of 12% and the weighted average of the limited partners' Invested Capital, over (b) the cumulative cash distributions to the limited partners; and (v) thereafter, 65% to the limited partners and 35% to the General Partner.

  Upon dissolution of the Partnership, the General Partner shall liquidate the assets of the Partnership. The proceeds of such liquidation shall be applied and distributed in the following order of priority: (i) to the payment of the expenses of the liquidation (ii) to the payment of Partnership debt and other liabilities; (iii) to the payment of any loans or advances that may have been made by any of the partners to the Partnership; and (iv) to the General Partner and limited partners in proportion to the net balances in their respective capital accounts.

AUTHORITY OF THE GENERAL PARTNER

Under the Partnership Agreement, the General Partner has broad management discretion over the business of the Partnership and with regard to the operation of the Hotel. No limited partner may take any part in the conduct or control of the Partnership's business. The authority of the General Partner is limited in certain respects.

Without an amendment to the Partnership Agreement, which requires the unanimous consent of all the limited partners, the General Partner does not have authority to:

  (i)   do any act in contravention of the Partnership Agreement;

  (ii) except as otherwise provided in the Partnership Agreement, do any act which would make it impossible to carry on the ordinary business of the Partnership;

  (iii) confess a judgment in a material amount against the Partnership;

  (iv) convert property of the Partnership to its own use, or possess or assign any rights in specific Partnership property for other than a Partnership purpose;

  (v) admit a person as either a General Partner or a limited partner except as otherwise provided in the Partnership Agreement; or

  (vi) perform any act that would subject any limited partner to liability as a General Partner in any jurisdiction or to any other liability except as provided in the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") or the Partnership Agreement.

Without an amendment to the Partnership Agreement, which requires the vote of limited partners holding a majority of the Units, the General Partner does not have authority on behalf of the Partnership to:

  (i) have the Partnership acquire an interest in other hotel properties or other partnerships;

  (ii) sell or otherwise dispose of or consent to the sale or disposition of the Hotel to the General Partner or an affiliate of the General Partner, unless certain procedures are followed as outlined in the Partnership Agreement;

  (iii) effect any amendment to any agreement, contract or arrangement with the General Partner or any affiliate thereof which would reduce the responsibility or duties or would increase the compensation payable to the General Partner or any of its affiliates or which would otherwise adversely affect the rights of the limited partners;

  (iv) incur debt of the Partnership in excess of the limitations set forth in the Partnership Agreement;

  (v) agree to the addition of transient guest rooms at the Hotel unless (a) the Hotel has had an average occupancy rate of at least 70% for a consecutive period of at least 12 months and (b) the Partnership has obtained debt financing to finance the costs of the addition on a nonrecourse basis as to all partners and the Partnership (including the General Partner), except as provided by the Partnership Agreement;

  (vi) incur debt of the Partnership which does not provide by its terms that it shall be nonrecourse as to all the partners, except as provided by the Partnership Agreement;

  (vii) make any election to continue beyond its term, discontinue or dissolve the Partnership;

  (viii) admit another General Partner or voluntarily withdraw as a General Partner, except as provided by the Partnership Agreement; or

  (ix) guaranty, become personally liable or otherwise bear the risk of loss, or permit any affiliate to take any such action, with respect to any portion of Partnership debt unless permitted by the Partnership Agreement.

RESTRICTIONS ON ASSIGNMENTS OF UNITS

With the General Partner's consent, a limited partner generally has the right to assign a Unit to another person or entity, subject to certain conditions and restrictions. An assignment of a Unit is subject to the following restrictions:
(i) no assignment may be made other than on the first day of an Accounting Period, as defined, of the Partnership, however, this restriction does not apply to any Units currently or subsequently owned by Hanover Hotel Acquisition Corporation; (ii) no assignment may be made if, when added to all other prior assignments and transfers of interests in the Partnership within the preceding 12 months, such assignment would cause the Partnership, in the opinion of legal counsel, to be considered to have terminated for Federal income tax purposes;
(iii) the General Partner may prohibit any assignment that, in the opinion of legal counsel, would require the filing of a registration statement under the Securities Act of 1933 or otherwise would violate any Federal or state securities laws or regulations (including investor suitability standards) applicable to the Partnership or the Units; (iv) no assignment may be made that would result in either the transfer or the transferee owning a fraction of a Unit, other than a one-half Unit, except for assignment by gift, inheritance, or family dissolution or assignments to affiliates of the assignor; (v) no assignment may be made if, in the opinion of legal counsel, it would result in the Partnership being treated as an association taxable as a corporation for Federal income tax purposes; (vi) no assignment may be made if, in the opinion of legal counsel, it would preclude the Partnership from either obtaining or retaining a liquor beverage license for the Hotel; and (vii) no assignment may be made to tax-exempt entities.

The Partnership will not recognize for any purpose any assignment of any Units unless (i) an instrument is executed making such assignment, signed by both the assignor and the assignee, and a duly executed application for assignment and admission as substituted limited partner is executed indicating the written acceptance by the assignee of all the terms and provisions of the Partnership Agreement, and (ii) the General Partner has determined that such an assignment is permitted under the Partnership Agreement. No assignee of a limited partner's Units will be entitled to become a substituted limited partner unless:
(i) the General Partner gives consent, (ii) the transferring limited partner and the assignee have executed instruments that the General Partner deems necessary to effect such admission, (iii) the assignee has accepted, adopted, and approved in writing all of the terms of the Partnership Agreement and executed a power of attorney similar to the power of attorney granted in the Partnership Agreement, and (iv) the assignee pays all reasonable expenses incurred in connection with his admission as a substituted limited partner. An assignee only becomes a substituted limited partner when the General Partner has reflected the admission of such person as a limited partner in the books and records of the Partnership.

Any person who is the assignee of any of the Units of a limited partner, but who does not become a substituted limited partner is entitled to all the rights of an assignee of a limited partner interest under the Act, including the right to receive distributions from the Partnership and the share of net profits, net losses, gain, loss and recapture income attributable to the Units assigned to the person, but shall not be deemed to be a holder of Units for any other purpose under the Partnership Agreement.

AMENDMENTS

Amendments to the Partnership Agreement may be made by the General Partner with the consent of the limited partners holding a majority of the outstanding Units (excluding those Units held by the General Partner and certain of its affiliates). No amendment to the Partnership Agreement may be made, however, without the approval of all of the limited partners which would (i) convert a limited partner's interest into a general partner's interest; (ii) modify the liability of a limited partner; (iii) alter the interest of a partner in net profits, net losses, or gain or loss or distributions of cash available for distribution or Capital Receipts or reduce the percentage of partners which is required to consent to any action hereunder; (iv) limit in any manner the liability of the General Partner; (v) permit the General Partner to take any action otherwise prohibited by the Partnership Agreement; (vi) cause the Partnership to be taxed for Federal income tax purposes as an association taxable as a corporation; or (vii) effect any amendment or modification to items
(i) through (vi). The General Partner may make an amendment to the Partnership Agreement, without the consent of the limited partners, if such amendment is necessary solely to clarify the provisions of the Partnership Agreement so long as such amendment does not adversely affect the rights of the limited partners under the Partnership Agreement.

MEETINGS AND VOTING

The limited partners cannot participate in the management or control of the Partnership or its business. The Partnership Agreement, however, extends to the limited partners the right under certain conditions to vote on or approve certain Partnership matters. Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or without a meeting if approvals in writing setting forth the action so taken are signed by limited partners owning not less than the minimum number of Units that would be necessary to authorize or take such action at a meeting at which all of the limited partners were present and voted. Meetings of the limited partners may be called by the General Partner and shall be called by the General Partner upon receipt of a request in writing signed by holders of 10% or more of the Units held by the limited partners. Limited partners may vote either in person or by proxy at meetings. Limited partners holding more than 50% of the total number of all outstanding Units constitute a quorum at a meeting of the limited partners. Matters submitted to the limited partners for determination will be determined by the affirmative vote of the limited partners holding a majority of the outstanding Units (excluding those Units held by the General Partner and certain of its affiliates), except that a unanimous vote of the limited partners will be required for certain actions referred to above.

The Partnership Agreement does not provide for annual meetings of the limited partners and none have been held, nor does the General Partner anticipate calling such meetings.

OTHER MATTERS

If at any time any agreement (including the Management Agreement) pursuant to which operating management of the Hotel is vested in the General Partner or an affiliate of the General Partner provides that the Partnership has a right to terminate such agreement as a result of the failure of the operation of the Hotel to attain economic objectives, as specifically defined, the limited partners, without the consent of the General Partner, may, upon the affirmative vote of the holders of a majority of the Units, take action to exercise the right of the Partnership to terminate such agreements.

The limited partners may also, by a vote of the holders of a majority of the Units, amend the Partnership Agreement, subject to certain limitations, as defined in the Partnership Agreement, dissolve the Partnership or remove the General Partner (but only if a new general partner is elected) if the General Partner has committed and not remedied any act of fraud, bad faith, gross negligence or breach of fiduciary duties in carrying out its duties as the General Partner. Notwithstanding the foregoing, however, such a removal of the General Partner, if exercised, would be an event of default under the loan documentation evidencing the mortgage debt, and would permit the lender or its assignee to accelerate the maturity of the loan. Thus, the termination right could only be exercised with the consent of the lender or its assignee.

The Partnership Agreement provides that limited partners will not be personally liable for the losses of the Partnership beyond the amount committed by them to the capital of the Partnership. In the event that the Partnership is unable otherwise to meet its obligations, the limited partners might, under applicable law, be obligated under some circumstances to return distributions previously received by them, with interest, to the extent such distributions constituted a return of the capital contributions at the time when creditors had valid claims outstanding against the Partnership.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Except as specifically provided in the Delaware Act, the General Partner is liable for the obligations of the Partnership in the same manner as a partner would be liable in a partnership without limited partners to persons other than the Partnership and the other partners. Generally speaking, any such partner is fully liable for any and all of the debts or other obligations of the partnership as and to the extent the partnership is either unable or fails to meet such obligations. Thus, the assets of the General Partner may be reached by creditors of the Partnership to satisfy obligations or other liabilities of the Partnership, other than nonrecourse liabilities, to the extent the assets of the Partnership are insufficient to satisfy such obligations or liabilities.

The Delaware Act provides that: "Subject to such standards and restrictions, if any, as set forth in its partnership agreement, a limited partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever." The Partnership Agreement provides that the General Partner and its affiliates who perform services for the Partnership on behalf of the General Partner (within the scope of its authority as the General Partner of the Partnership) will not be liable to the Partnership or the limited partners for liabilities, costs and expenses incurred as a result of any act or omission of the General Partner or such person provided (i) such acts or omissions were determined by the General Partner or such person, in good faith, to be in the best interest of the Partnership and such acts or omissions were within the General Partner's authority; and (ii) the conduct of the General Partner or such person did not constitute negligence, fraud, misconduct or breach of fiduciary duty to the Partnership or any partner.

The Partnership Agreement also provides that the General Partner and such persons will be indemnified out of Partnership assets against any loss, liability or expense arising out of any act or omission determined by the General Partner or such person, in good faith, to be in the best interest of the Partnership and such act or omission within the General Partner's authority so long as such conduct did not constitute negligence, misconduct, fraud or a breach of a fiduciary duty. The Partnership, however, may indemnify the General Partner or any other person for losses, costs and expenses incurred in successfully defending or settling claims arising out of alleged securities laws violations only if certain specific additional requirements are met. The Partnership Agreement provides that any indemnification obligation shall be paid solely out of the assets of the Partnership.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to partners and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid in the successful defense or any action, suit or proceeding) is asserted against the registrant by such a person in connection with the securities registered hereby, and if the Securities and Exchange Commission is still of the same opinion, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 13.  FINANCIAL STATEMENTS

INDEX                                                                                               PAGE
-----                                                                                               ----
I.   Financial Statements of the Hanover Marriott Limited Partnership as of
     December 31, 1997 and 1996 and for the Years Ended December 31, 1997, 1996 and
     1995:

    Report of Independent Public Accountants........................................................   27

    Statement of Operations for the Years Ended December 31, 1997, 1996 and 1995....................   28

    Balance Sheet as of December 31, 1997 and 1996..................................................   29

    Statement of Changes in Partners' Capital (Deficit) for the Years Ended December 31,
     1997, 1996 and 1995............................................................................   30

    Statement of Cash Flows for the Years Ended December 31, 1997, 1996 and 1995....................   31

    Notes to Financial Statements...................................................................   32

II. Financial Statements of the Hanover Marriott Limited Partnership as of June 19, 1998 and
    the Twenty-Four Weeks Ended June 19,
    1998 and June 20, 1997:

    Condensed Statement of Operations for the
     Twenty-Four Weeks Ended June 19, 1998 and June 20, 1997 (Unaudited)............................   40

    Condensed Balance Sheet as of June 19, 1998 (Unaudited) and December 31, 1997...................   41

    Condensed Statement of Cash Flows for the
     Twenty-Four Weeks Ended June 19, 1998 and June 20, 1997 (Unaudited)............................   42

    Notes to Condensed Financial Statements (Unaudited).............................................   43


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



TO THE PARTNERS OF HANOVER MARRIOTT LIMITED PARTNERSHIP:

We have audited the accompanying balance sheets of Hanover Marriott Limited Partnership (a Delaware limited partnership, the "Partnership") as of December 31, 1997 and 1996 and the related statements of operations, changes in partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements and the schedule referred to below are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanover Marriott Limited Partnership as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements as a whole. The schedule listed in the index at Item 15(a) is presented for purposes of complying with the rules of the Securities and Exchange Commission and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



                                                            ARTHUR ANDERSEN LLP


Washington, D.C.
February 18, 1998

                            STATEMENT OF OPERATIONS
                     HANOVER MARRIOTT LIMITED PARTNERSHIP
             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                (IN THOUSANDS)

                                                           1997      1996      1995
                                                         --------  --------  --------
REVENUES
 Hotel rental..........................................  $ 3,950   $ 5,177   $ 4,377
 Hotel revenues........................................    2,785        --        --
 Other.................................................      118       119       110
                                                         -------   -------   -------

                                                           6,853     5,296     4,487
                                                         -------   -------   -------
OPERATING COSTS AND EXPENSES
 Depreciation and amortization.........................    1,239     1,215     1,178
 Real estate taxes.....................................      483       381       371
 Partnership administration............................      269        76       186
 Base management fee (see Note 6)......................      252        --        --
 Insurance and other...................................      131        --        --
 Incentive management fee (see Note 6).................       79        --        --
                                                         -------   -------   -------

                                                           2,453     1,672     1,735
                                                         -------   -------   -------

OPERATING PROFIT.......................................    4,400     3,624     2,752
 Interest expense......................................   (3,934)   (2,811)   (3,036)
 Interest income.......................................      197       127        65
                                                         -------   -------   -------

NET INCOME (LOSS) BEFORE EXTRAORDINARY ITEM............      663       940      (219)

Extraordinary item
 Gain on forgiveness of additional rental..............    5,094        --        --
                                                         -------   -------   -------

NET INCOME (LOSS)......................................  $ 5,757   $   940   $  (219)
                                                         =======   =======   =======

ALLOCATION OF NET INCOME (LOSS)
 General Partner.......................................  $   288   $    47   $   (11)
 Limited Partners......................................    5,469       893      (208)
                                                         -------   -------   -------

                                                         $ 5,757   $   940   $  (219)
                                                         =======   =======   =======

NET INCOME (LOSS) PER LIMITED PARTNER UNIT (84 Units)..  $65,107   $10,631   $(2,476)
                                                         =======   =======   =======




   The accompanying notes are an integral part of these financial statements.

                                 BALANCE SHEET
                     HANOVER MARRIOTT LIMITED PARTNERSHIP
                          DECEMBER 31, 1997 AND 1996
                                (IN THOUSANDS)



                                                                    1997      1996
                                                                  --------   --------

                       ASSETS

Property and equipment, net................................       $ 29,984   $ 29,850
Due from Marriott Hotel Services, Inc......................            204        254
Property improvement fund..................................            287        645
Deferred financing costs, net of accumulated amortization..            456        227
Cash and cash equivalents..................................          1,952      2,557
                                                                  --------   --------

                                                                  $ 32,883   $ 33,533
                                                                  ========   ========

          LIABILITIES AND PARTNERS' CAPITAL (DEFICIT)

LIABILITIES
 Mortgage debt..................................................  $ 29,760   $ 37,000
 Due to Marriott Hotel Services, Inc. for Additional Rental.....        --      5,094
 Subordinated loan from Host Marriott Corporation...............     7,077         --
 Notes payable and related interest due to the General Partner..     4,317      5,367
 Deferred revenue...............................................       169        287
 Accounts payable and accrued expenses..........................        80         62
                                                                  --------   --------

   Total Liabilities............................................    41,403     47,810
                                                                  --------   --------

PARTNERS' DEFICIT
 General Partner
  Capital contribution, net of offering costs of $21............       421        421
  Cumulative net loss...........................................      (773)    (1,061)
                                                                  --------   --------

                                                                      (352)      (640)
                                                                  --------   --------
 Limited Partners
  Capital contributions, net of offering costs of $1,122........     7,147      7,147
  Cumulative net loss...........................................   (14,693)   (20,162)
  Capital distributions.........................................      (622)      (622)
                                                                  --------   --------

                                                                    (8,168)   (13,637)
                                                                  --------   --------

   Total Partners' Capital (Deficit)............................    (8,520)   (14,277)
                                                                  --------   --------

                                                                  $ 32,883   $ 33,533
                                                                  ========   ========

   The accompanying notes are an integral part of these financial statements.

              STATEMENT OF CHANGES IN PARTNERS' CAPITAL (DEFICIT)
                      HANOVER MARRIOTT LIMITED PARTNERSHIP
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                 (IN THOUSANDS)

                                                General      Limited
                                                Partner      Partners      Total
                                                -------      --------      -----

Balance, December 31, 1994..................    $(676)      $(14,322)     $(14,998)

 Net loss...................................      (11)          (208)         (219)
                                                -----       --------      --------

Balance, December 31, 1995..................     (687)       (14,530)      (15,217)

 Net income.................................       47            893           940
                                                -----       --------      --------

Balance, December 31, 1996..................     (640)       (13,637)      (14,277)

 Net income.................................      288          5,469         5,757
                                                -----       --------      --------

Balance, December 31, 1997..................    $(352)      $ (8,168)     $ (8,520)
                                                =====       ========      ========




   The accompanying notes are an integral part of these financial statements.

                            STATEMENT OF CASH FLOWS
                     HANOVER MARRIOTT LIMITED PARTNERSHIP
             FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                                (IN THOUSANDS)

                                                                             1997      1996      1995
                                                                           ---------  -------  --------
OPERATING ACTIVITIES
 Net income (loss).......................................................  $  5,757   $  940   $  (219)
 Extraordinary item......................................................    (5,094)      --        --
                                                                           --------   ------   -------
 Net income (loss) before extraordinary item.............................       663      940      (219)
 Noncash items:
  Depreciation and amortization..........................................     1,239    1,215     1,178
  Interest on notes payable due to General Partner.......................        --      329       346
  Amortization of deferred financing costs as interest...................       272       75        35
  Loss on disposition of property and equipment..........................        43       --        98
 Changes in operating accounts:
  Due to Marriott Hotel Services, Inc. for Additional Rental.............        --       --       285
  Due from (to) Marriott Hotel Services, Inc.............................        50     (530)      434
  Deferred revenue.......................................................      (118)    (119)      406
  Accounts payable and accrued expenses..................................        18        8        (2)
                                                                           --------   ------   -------

   Cash provided by operating activities.................................     2,167    1,918     2,561
                                                                           --------   ------   -------

INVESTING ACTIVITIES
 Additions to property and equipment, net................................    (1,427)    (527)   (1,046)
 Change in property improvement fund.....................................       369     (303)     (195)
                                                                           --------   ------   -------

   Cash used in investing activities.....................................    (1,058)    (830)   (1,241)
                                                                           --------   ------   -------

FINANCING ACTIVITIES
 Repayment of mortgage debt..............................................   (37,115)      --        --
 Proceeds from first mortgage loan.......................................    29,875       --        --
 Proceeds from subordinated loan from Host Marriott Corporation..........    10,000       --        --
 Repayment of subordinated loan from Host Marriott Corporation...........    (2,923)      --        --
 Repayment of notes payable and related interest due to General Partner..    (1,050)      --        --
 Payment of  financing costs.............................................      (501)    (272)       --
                                                                           --------   ------   -------

   Cash used in financing activities.....................................    (1,714)    (272)       --
                                                                           --------   ------   -------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS.........................      (605)     816     1,320

CASH AND CASH EQUIVALENTS at beginning of year...........................     2,557    1,741       421
                                                                           --------   ------   -------

CASH AND CASH EQUIVALENTS at end of year.................................  $  1,952   $2,557   $ 1,741
                                                                           ========   ======   =======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid for mortgage and other interest...............................  $  4,727   $2,418   $ 2,666
                                                                           ========   ======   =======

   The accompanying notes are an integral part of these financial statements.

                        NOTES TO FINANCIAL STATEMENTS
                      HANOVER MARRIOTT LIMITED PARTNERSHIP
                           DECEMBER 31, 1997 AND 1996



NOTE 1.  THE PARTNERSHIP

Description of the Partnership

Hanover Marriott Limited Partnership (the "Partnership") is a Delaware limited partnership formed on October 8, 1986 to acquire and own the 353-room Hanover Marriott Hotel and the land on which it is located (the "Hotel"). The sole general partner of the Partnership, with a 5% interest, is Marriott Hanover Hotel Corporation (the "General Partner"), a Delaware Corporation and a wholly-owned subsidiary of Host Marriott Corporation ("Host Marriott"), formerly Marriott Corporation. The Hotel, which opened on July 30, 1986, was leased by the Partnership to Marriott Hotel Services, Inc. ("MHS"), a wholly-owned subsidiary of Marriott International, Inc. ("MII"), under a long-term operating lease (the "Operating Lease"). Effective August 18, 1997, the Operating Lease was converted to a long-term management agreement with MHS (the "Management Agreement") (see Note 6).

On November 24, 1986 (the "Closing Date"), 84 limited partnership interests (the "Units"), representing a 95% interest in the Partnership, were sold at $100,000 per Unit pursuant to a private placement. Each limited partner paid $15,560 at subscription with the balance due in four annual installments through March 15, 1990, or, as an alternative, $87,600 in cash at closing as full payment of the subscription price. The limited partners paid $2,063,460 in cash on the Closing Date. Seventy-three and one-half Units were purchased on the installment basis. The General Partner contributed $442,000 in cash for its 5% general partnership interest.

On April 2, 1997, Hanover Hotel Acquisition Corporation (the "Purchaser"), a wholly-owned subsidiary of Host Marriott, completed a tender offer for limited partnership Units in the Partnership. The Purchaser acquired 40 units for an aggregate consideration of $1.6 million or $40,000 per Unit. Combined with its prior ownership position, Host Marriott now indirectly owns through affiliates, over 50% of the Partnership. Additionally, in a Partnership vote held in conjunction with the tender offer, the limited partners approved all of the proposed amendments to the Amended and Restated Partnership Agreement that were conditions to the tender offer. The most significant amendments (i) revised the provisions limiting the voting rights of the General Partner and its affiliates to permit the General Partner and its affiliates (including the Purchaser) to have full voting rights with respect to all Units currently held by the General Partner or acquired by its affiliates except on matters where the General Partner or its affiliates have an actual economic interest other than as a limited partner or General Partner (an "Interested Transaction"), (ii) modified the voting provisions with respect to Interested Transactions to permit action to be taken, if approved, by limited partners holding a majority of the outstanding Units, with all Units held by the General Partner and its affiliates being voted in the same manner as a majority of the Units actually voted by limited partners other than the General Partner and its affiliates and (iii) eliminated limited partner consent requirements relating to sale transactions with third parties and vested the sole authority with respect to such transactions to the General Partner. As a result of the approval of the proposed amendments, the Amended and Restated Partnership Agreement was amended and restated effective April 3, 1997 (the "Second Amended and Restated Partnership Agreement").

Partnership Allocations and Distributions

Pursuant to the terms of the Second Amended and Restated Partnership Agreement, Partnership allocations and distributions are generally made as follows:

a. The Partnership generally allocates cash available for distribution (after a 10% priority return to the limited partners on their invested capital) and net profits as follows: (i) 5% to the General Partner and 95% to the limited partners until cumulative distributions of sale or refinancing proceeds ("Capital Receipts") equal to 50% of the partners' capital contributions have been distributed; (ii) next, 15% to the General Partner and 85% to the limited partners until cumulative distributions of Capital Receipts equal to the full amount of the partners' capital contributions have been distributed; and (iii) thereafter, 35% to the General Partner and 65% to the limited partners.

b. Net losses were allocated 100% to the limited partners in 1986. Thereafter, net losses are allocated 100% to the General Partner.

c. Capital Receipts (other than from the sale of substantially all of the Partnership assets) not retained by the Partnership will be distributed (i) first, 5% to the General Partner and 95% to the limited partners until the partners have received cumulative distributions of Capital Receipts equal to their capital contributions and (ii) thereafter, 35% to the General Partner and 65% to the limited partners.

Upon the sale of substantially all of the Partnership assets, gains and sales proceeds will be allocated and (to the extent available) distributed based on specific provisions of the partnership agreement in order to first provide the limited partners with an annual 12% cumulative return on their invested capital, to the extent not previously distributed.

For financial reporting purposes, profits and losses are allocated based on the Partner's stated ownership interest in the Partnership.


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues and Expenses

Hotel revenues since August 18, 1997 (see Note 1) represent house profit of the Partnership's Hotel since the Partnership has delegated substantially all of the operating decisions related to the generation of house profit of the Hotel to MHS. House profit reflects Hotel operating results which flow to the Partnership as property owner and represents Hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, real estate taxes, insurance and certain other costs, which are disclosed separately in the accompanying statement of operations.

On November 20, 1997, the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

The Partnership is assessing the impact of EITF 97-2 on its policy of excluding the property-level revenues and operating expenses of the Hotel from its statements of operations (see Note 3). If the Partnership concludes that EITF 97-2 should be applied to the Hotel, it would include operating results of those managed operations in its financial statements. Application of EITF 97-2 to financial statements as of and for the year ended December 31, 1997, would have increased both revenues and operating expenses by approximately $5.6 million and would have had no impact on operating profit or net income.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

           Building and improvements    40 years
           Furniture and equipment       7 years

All property and equipment is pledged as security for the mortgage debt described in Note 5.

The Partnership assesses impairment of the Hotel based on whether estimated undiscounted future cash flows from the Hotel will be less than its net book value. If the Hotel is impaired, its basis is adjusted to fair market value.

Deferred Financing Costs

Prior to 1997, deferred financing costs of $520,000 were incurred in connection with obtaining and extending the Mortgage Debt (see Note 5) which were fully amortized and written-off when the refinancing of such debt occurred in 1997. Amortization expense on these deferred financing costs for the years ended December 31, 1997 and 1996 totaled $247,000 and $75,000, respectively. In connection with the refinancing of the Mortgage Debt, the Partnership paid $481,000 of refinancing costs in 1997 and is amortizing the costs over the related terms of the debt (see Note 5). At December 31, 1997 and 1996, accumulated amortization was $25,000 and $293,000, respectively.

Income Taxes

Provision for Federal and state income taxes has not been made in the accompanying financial statements since the Partnership does not pay income taxes but rather allocates its profits and losses to the individual partners. Significant differences exist between the net income for financial reporting purposes and the net income as reported on the Partnership's tax return. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods, shorter depreciable lives of the assets, and different treatments of additional rental. As a result of these differences, the excess of the net Partnership liabilities reported in the accompanying consolidated financial statements over the tax basis in the net Partnership liabilities was $18,557,000 and $18,314,000, respectively as of December 31, 1997 and 1996.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

Statement of Financial Accounting Standards

In 1996, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Adoption of SFAS No. 121 did not have an effect on its financial statements.


NOTE 3.  REVENUES

On August 18, 1997, the Partnership completed a refinancing of its Mortgage Debt. In connection with the refinancing, the Partnership converted the Operating Lease with MHS to the Management Agreement (the "Conversion"). Prior to the Conversion, the Partnership recorded revenue based on the rental income to be received from MHS.

Subsequent to the Conversion, the Partnership records revenue based on house profit generated by the Hotel. House profit reflects Hotel operating results, and represents gross hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, real estate taxes, insurance and certain other costs, which are disclosed separately in the statement of operations. Revenues are recorded based on house profit of the Hotel because the Partnership has delegated substantially all of the operating decisions related to the generation of house profit from the Hotel to MHS.

The following is a summary of Hotel revenues, as defined in the Management Agreement, for the years ended December 31, 1997, 1996 and 1995 (in thousands):


                                     1997     1996     1995
                                    -------  -------  -------
HOTEL SALES
  Rooms...........................  $12,826  $11,710  $10,308
  Food and beverage...............    8,933    8,246    7,288
  Other...........................      691      767      764
                                    -------  -------  -------
                                     22,450   20,723   18,360
                                    -------  -------  -------
HOTEL EXPENSES
  Departmental direct costs
   Rooms..........................    2,904    2,631    2,374
   Food and beverage..............    6,267    5,964    5,356
  Other hotel operating expenses..    5,288    5,214    4,739
                                    -------  -------  -------
                                     14,459   13,809   12,469
                                    -------  -------  -------

HOTEL REVENUES....................  $ 7,991  $ 6,914  $ 5,891
                                    =======  =======  =======

Hotel revenues under the Management Agreement effective August 18, 1997 consist of Hotel operating results for the period August 18, 1997 to December 31, 1997 (in thousands):

                                               1997
                                              ------
HOTEL SALES
  Rooms......................................  4,796
  Food and beverage..........................  3,392
  Other......................................    226
                                              ------
                                               8,414
                                              ------
HOTEL EXPENSES
  Departmental direct costs
    Rooms....................................  1,130
    Food and beverage......................... 2,534
  Other hotel operating expenses.............. 1,965
                                              ------
                                               5,629
                                              ------
HOTEL REVENUES....................            $2,785
                                              ======


NOTE 4.  PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31 (in thousands):

                                          1997       1996
                                        ---------  ---------

           Land and improvements......  $  3,219   $  3,203
           Building and improvements..    32,386     32,433
           Furniture and equipment....    10,770      9,879
                                        --------   --------
                                          46,375     45,515
           Accumulated depreciation...   (16,391)   (15,665)
                                        --------   --------
                                        $ 29,984   $ 29,850
                                        ========   ========


NOTE 5.  DEBT

The Partnership originally entered into a loan agreement on November 24, 1986 (the "Original Loan") with a bank that provided $36.5 million to finance the acquisition of the Hotel. On October 26, 1989, the Partnership refinanced the Original Loan with a $37 million nonrecourse first mortgage loan (the "Mortgage Debt") which matured on October 16, 1996. The Mortgage Debt bore interest at a floating rate from October 27, 1994, through October 28, 1996 equal to 70 basis points over either (i) the London Interbank Offer Rate ("LIBOR") or (ii) an adjusted certificate of deposit rate. On October 28, 1996, the Partnership's $37 million Mortgage Debt matured without replacement financing in place. However, the Partnership secured an extension of the Mortgage Debt until October 24, 1997 provided that the Partnership would make a $10 million principal paydown on the Mortgage Debt by April 30, 1997. During the extension period the debt bore interest at LIBOR plus 2.0 percentage points and required quarterly principal amortization equal to all excess cash flow as defined in the extension agreement.

On April 30, 1997, in connection with the tender offer for limited partnership units (see Note 1), Host Marriott funded a fully-amortizing $10 million subordinated loan to the Partnership (the "Subordinated Loan") that bears interest at a fixed rate of 14.5% over a 15-year term with required monthly payments. The Partnership used the proceeds of the Subordinated Loan to make the required principal payment under the mortgage loan extension agreement. If cash flow is insufficient to service the Subordinated Loan, the unpaid portion will be added to principal and interest will accrue.

On August 18, 1997, the Partnership refinanced its Mortgage Debt with a then outstanding balance of $25.9 million with new mortgage debt ("New Mortgage Debt") of $29.9 million. The New Mortgage Debt bears interest at a fixed rate of 8.58% over its seven year term with required principal amortization based on a 25-year schedule. Pursuant to the Subordinated Loan, any proceeds from the New Mortgage Debt in excess of $27 million were to be used to repay the Subordinated Loan. Therefore, on August 18, 1997, $2.9 million was repaid on the Subordinated Loan. Pursuant to the limited partnership agreement, the remaining proceeds and cash held at the Partnership for refinancing were used to pay refinancing costs (see Note 2) and to repay debt service guarantee advances made by the General Partner in prior years. For 1997 and 1996, the weighted-average interest rate on the Partnership's mortgage debt was 7.9% and 6.4%, respectively.

The New Mortgage Debt is secured by the Hotel and substantially all other assets of the Partnership, including furniture and equipment and the Partnership's rights under the assignment of the rents and leases (the "Collateral"). The Subordinated Loan is also secured by the Collateral but is subordinate to the New Mortgage Debt. Host Marriott and the General Partner also provided additional security on the Original Loan and the Mortgage Debt in the form of debt service guarantees in the aggregate amount of $7,200,000 (the "Guarantees"). On October 27, 1994 Host Marriott and the General Partner were released from their obligations to advance funds. As of December 31, 1997 and 1996, $3,400,000 remains outstanding under the Guarantees. All advances made under the Guarantees accrue interest at one percent over the prime rate as announced by Bankers Trust Company. Pursuant to the limited partnership agreement, $1,382,000 was paid on the Guarantees from loan refinancing proceeds. Accrued interest payable on the Guarantees as of December 31, 1997 and 1996, totaled $714,000 and $1,775,000, respectively. The weighted-average interest rate on these advances was 9.3% for 1997 and 1996.

Prior to 1996, the General Partner advanced $127,000 to the Partnership as a working capital advance which accrues interest at one percent over the prime rate as announced by Bankers Trust Company. As of December 31, 1997 and 1996, $203,000 and $192,000, including accrued interest, was outstanding on the working capital advance, respectively, and is included in notes payable and related interest due to the General Partner in the accompanying financial statements.

In addition, the General Partner has provided a foreclosure guarantee to the lender of the New Mortgage Debt in the amount of $10 million. Pursuant to the terms of the foreclosure guarantee, amounts would be payable only upon a foreclosure of the Hotel and only to the extent that the gross proceeds from a foreclosure sale are less than $10 million.

NOTE 6.  OPERATING LEASE AGREEMENT/MANAGEMENT AGREEMENT

The Partnership, through an assignment of a lease from Host Marriott on November 24, 1986, acquired all rights to a 25-year operating lease with five 10-year renewal options to lease the Hotel to MHS. Effective August 18, 1997, this agreement was converted to a long-term management agreement with MHS.

Operating Lease Agreement

Annual Rental during the term of the Operating Lease was equal to the greater of:

(i)    Minimum Rental of $100,000; or

(ii) Basic Rental equal to 80% of Operating Profit, as defined, reduced to 75% of Operating Profit after the Partnership has received $4,421,000 of cumulative Capital Receipts; or

(iii) Adjusted Rental equal to debt service on the mortgage debt plus Partnership administration costs (collectively referred to as "Debt Service") plus the greater of: (a) a preferred return equal to $840,000 or (b) 50% of the amount by which Operating Profit exceeds Debt Service. In no event will Adjusted Rental exceed Operating Profit.

The amount by which Adjusted Rental exceeded Basic Rental in any fiscal year was defined as Additional Rentals. Cumulative Additional Rentals were recoverable by MHS in any fiscal year when Basic Rental exceeded Adjusted Rentals, provided no loans from the General Partner or Host Marriott were then outstanding. Annual Rental was reduced by 50% of such excess to the extent cumulative Additional Rentals existed.

For financial reporting purposes, Additional Rental was not recognized as revenue but was deferred and recorded as a liability on the balance sheet. As a result of the conversion of the Operating Lease to a management agreement, MHS forgave $5.1 million of Additional Rental, which was recorded as a liability in the Partnership's financial statements. The Partnership recorded an extraordinary gain related to this forgiveness.

For 1997 and 1996, Basic Rental of $3,031,000 and $3,993,000, respectively was remitted to the Partnership by MHS. In accordance with the Operating Lease, MHS was entitled to $758,000 and $998,000 of Operating Profit for the period from January 1, 1997 to August 17, 1997 and the year ended December 31, 1996, respectively. In addition to the Annual Rental, MHS was required to pay real estate taxes and make annual contributions equal to 4% of sales net of interest to the property improvement fund on behalf of the Partnership. In accordance with the Operating Lease, annual contributions to the property improvement fund increased to 5% of sales net of interest at the beginning of 1997.

Management Agreement

Effective August 18, 1997, in conjunction with the refinancing of the Partnership's Mortgage Debt (see Note 5), the Operating Lease was converted to a long-term management agreement with MHS. The Management Agreement has an initial term expiring on December 31, 2011. Thereafter, the term is renewed automatically for each of five successive 10-year periods. Pursuant to the terms of the Management Agreement, MHS receives a base management fee equal to 3% of gross revenues. The Partnership is entitled to the first $4,650,000 of operating profit generated by the Hotel each fiscal year ("Owner's Priority"). Owner's Priority is increased by 10% of any Additional Invested Capital, as defined in the Management Agreement. In addition to a base management fee, MHS will be paid an incentive management fee of the next $400,000 from operating profit, as defined. Any cash remaining after the payment of the Owner's Priority and the incentive management fee will be allocated 75% to the Partnership and 25% to MHS. The Partnership may terminate the Management Agreement if in any two of three consecutive fiscal years there is an operating loss. MHS may, however, prevent termination by paying to the Partnership such amounts equal to the operating losses during such two fiscal years.

Pursuant to the terms of the Management Agreement, MHS is required to furnish the Hotel with certain services ("Chain Services") which are generally provided on a central or regional basis to all hotels in MII's full service hotel system. Chain Services include central training, advertising and promotion, a national reservation system and such additional services, as needed, which may be more efficiently performed on a centralized basis. Costs and expenses incurred in providing such services are allocated among all domestic full service hotels managed, owned or leased by MII or its subsidiaries. In addition, MHS is required to furnish the Hotel with certain other services ("Central Office Services") such as executive supervision, planning and policy making, corporate finance, in-house legal services, research and development, and technical and operational expertise. The Hotel also participates in MII's Marriott's Reward Program ("MRP"). The cost of this program is charged to all hotels in MII's full service hotel system based upon the MRP sales at each hotel. The total amount of Chain and Central Office Services and MRP costs charged to the Partnership under the Management Agreement was $186,000 for the period August 18, 1997 to December 31, 1997.

The Management Agreement and Operating Lease provide for the establishment of a property improvement fund for the Hotel which provides for the replacement of furniture, fixtures and equipment. Contributions to the property improvement fund are based on a percentage of gross hotel sales, net of interest income. Prior to 1997, contributions equaled 4% of hotel sales, net of interest income. Beginning in 1997 and thereafter, contributions are equal to 5% of hotel sales, net of interest income. Contributions to the property improvement fund for 1997 were $1.1 million.

Under the Management Agreement, MHS received base and incentive management fees of $252,000 and $79,000, respectively, for the period August 18, 1997 through December 31, 1997.


NOTE 7.  OFFICE SPACE RENTAL AGREEMENT

On January 28, 1995, the Partnership entered into an agreement with Marriott Vacation Club International ("MVCI"), formerly known as Marriott Ownership Resorts, Inc., a wholly-owned subsidiary of MII. Under the terms of the five year lease with MVCI expiring in January 2000, MVCI funded the renovation of a portion of the Hotel's lounge into a junior ballroom (for use by the Hotel) and a MVCI sales office. The total cost of the renovations was $516,000. The lease with MVCI stipulates that $200,000 of those costs will be treated as rent concessions. Therefore, the Partnership will begin receiving rental payments of $18,123 in 1998, $55,600 in 1999 and $4,277 in 2000. In the event MVCI chooses to exercise its right to terminate the lease agreement prior to the end of the five year term, any prepayment of rent by MVCI is non-refundable.

In accordance with generally accepted accounting principles, the Partnership deferred the total rent due under the lease and is amortizing the deferred revenue on a straight-line basis over the lease term. For the years ended December 31, 1997, 1996 and 1995, the Partnership recognized $118,000, $119,000 and $110,000 of rent under the lease which is included in other revenues in the Statement of Operations. In addition, deferred revenue related to the lease totaled $169,000, $287,000 and $406,000 for the years ended December 31, 1997, 1996 and 1995.

NOTE 8.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments are shown below. The estimated fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts (in thousands):

                                      As of December 31, 1997      As of December 31, 1996
                                      -----------------------      -----------------------
                                                    Estimated                  Estimated
                                      Carrying         Fair         Carrying      Fair
                                       Amount          Value         Amount       Value
                                      ---------------------        ----------  -----------
Mortgage debt                            $29,760    $29,760          $37,000     $37,000
Subordinated loan                          7,077      7,077               --          --
Notes payable and related interest
 due to General Partner                    4,317      4,200            5,367       3,500
Additional Rental                             --         --            6,099       2,000

The estimated fair value of the mortgage debt is based on the expected future debt service payments discounted at estimated market rates. Additional rental paid by the Hotel lessee was valued based on the expected future payments from operating cash flow discounted at a risk-adjusted rate. As further explained in
Note 6, upon the closing of the debt refinancing on August 18, 1997, MHS agreed to waive all claims to Additional Rental that had accrued prior to the conversion to a management agreement. Consequently, the estimated fair value of Additional Rental paid by the Hotel lessee is zero.

                       CONDENSED STATEMENT OF OPERATIONS
                      HANOVER MARRIOTT LIMITED PARTNERSHIP
                                  (UNAUDITED)
                     (IN THOUSANDS EXCEPT PER UNIT AMOUNTS)


                                   Twenty-Four Weeks Ended
                                    June 19,     June 20,
                                      1998         1997
                                  ------------  -----------

REVENUES
 Hotel revenues.................      $ 3,391      $    --
 Hotel rental...................           --        3,015
 Other..........................           55           55
                                      -------      -------

                                        3,446        3,070
                                      -------      -------

OPERATING COSTS AND EXPENSES
 Depreciation and amortization..          572          561
 Base management fee............          296           --
 Incentive management fee.......          171           --
 Real estate taxes..............          236          186
 Insurance and other............          127           19
                                      -------      -------

                                        1,402          766
                                      -------      -------

Operating profit................        2,044        2,304
 Interest expense...............       (1,863)      (1,717)
 Interest income................           18           78
                                      -------      -------

NET INCOME......................      $   199      $   665
                                      =======      =======

ALLOCATION OF NET INCOME
 General Partner................      $    10      $    33
 Limited Partners...............          189          632
                                      -------      -------

                                      $   199      $   665
                                      =======      =======

NET INCOME PER LIMITED
 PARTNER UNIT (84 Units)........      $ 2,250      $ 7,524
                                      =======      =======


                  See Notes to Condensed Financial Statements.

                            CONDENSED BALANCE SHEET
                      HANOVER MARRIOTT LIMITED PARTNERSHIP
                                 (IN THOUSANDS)


                                                                  June 19,  December 31,
                                                                    1998       1997
                                                                  --------  ------------
                                     ASSETS

 Property and equipment, net....................................  $31,718     $29,984
 Due from Marriott Hotel Services, Inc..........................      355         204
 Other assets...................................................      609         743
 Cash and cash equivalents......................................      426       1,952
                                                                  -------     -------

                                                                  $33,108     $32,883
                                                                  =======     =======

                       LIABILITIES AND PARTNERS'  DEFICIT

LIABILITIES
 Mortgage debt..................................................  $29,611      $29,760
 Subordinated loan from Host Marriott Corporation...............    7,015        7,077
 Notes payable and related interest due to the General Partner..    4,473        4,317
 Accounts payable and accrued expenses..........................      216           80
 Deferred revenue...............................................      114          169
                                                                  -------      -------

  Total Liabilities.............................................   41,429       41,403
                                                                  -------      -------

PARTNERS' DEFICIT
 General Partner................................................     (342)        (352)
 Limited Partners...............................................   (7,979)      (8,168)
                                                                  -------      -------

  Total Partners' Deficit.......................................   (8,321)      (8,520)
                                                                  -------      -------

                                                                  $33,108      $32,883
                                                                  =======      =======

                  See Notes to Condensed Financial Statements.

                       CONDENSED STATEMENT OF CASH FLOWS
                      HANOVER MARRIOTT LIMITED PARTNERSHIP
                                  (UNAUDITED)
                                 (IN THOUSANDS)


                                                      Twenty-Four Weeks Ended
                                                       June 19,     June 20,
                                                         1998         1997
                                                     ------------  -----------

OPERATING ACTIVITIES
 Net income........................................      $   199    $    665
 Noncash items.....................................          703         796
 Changes in operating accounts.....................          (13)         96
                                                         -------    --------

  Cash provided by operating activities............          889       1,557
                                                         -------    --------

INVESTING ACTIVITIES
 Additions to property and equipment, net..........       (2,306)       (156)
 Change in property improvement fund...............          102        (372)
                                                         -------    --------

  Cash used in investing activities................       (2,204)       (528)
                                                         -------    --------

FINANCING ACTIVITIES
 Proceeds from subordinated loan...................           --      10,000
 Repayments on mortgage debt.......................         (148)    (10,505)
 Repayments on subordinated loan...................          (63)         --
 Payment of financing costs........................           --        (405)
                                                         -------    --------

  Cash used in financing activities................         (211)       (910)
                                                         -------    --------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS...       (1,526)        119

CASH AND CASH EQUIVALENTS at beginning of period...        1,952       2,557
                                                         -------    --------

CASH AND CASH EQUIVALENTS at end of period.........      $   426     $  2,676
                                                         =======     ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
 Cash paid for mortgage interest...................      $ 1,488     $  1,182
                                                         =======     ========




                 See Notes to Condensed Financial Statements.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                      HANOVER MARRIOTT LIMITED PARTNERSHIP
                                  (UNAUDITED)

1. The accompanying condensed financial statements have been prepared by Hanover Marriott Limited Partnership (the "Partnership") without audit. Certain information and footnote disclosures normally included in financial statements presented in accordance with generally accepted accounting principles have been condensed or omitted from the accompanying statements. The Partnership believes the disclosures made are adequate to make the information presented not misleading. However, the condensed financial statements should be read in conjunction with the Partnership's financial statements and notes thereto for the fiscal year ended December 31, 1997 included elsewhere in the Form 10.

   In the opinion of the Partnership, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position of the Partnership as of June 19, 1998; the results of operations for the twenty-four weeks ended June 19, 1998 and June 20, 1997; and the statement of cash flows for the twenty-four weeks ended June 19, 1998 and June 20, 1997. Interim results are not necessarily indicative of fiscal year performance because of seasonal and short-term variations.

   For financial reporting purposes, net income of the Partnership is allocated 95% to the Limited Partners and 5% to Marriott Hanover Hotel Corporation (the "General Partner"). Net losses are allocated 100% to the General Partner. Significant differences exist between the net income for financial reporting purposes and the net income (loss) for Federal income tax purposes. These differences are due primarily to the use, for income tax purposes, of accelerated depreciation methods, shorter depreciable lives, no estimated salvage values for the assets and differences in the timing of the recognition of rental income.

2. On August 18, 1997, the Partnership completed a refinancing of its Mortgage Debt. In addition to the refinancing, the Partnership converted the Operating Lease with MHS to the Management Agreement (the "Conversion"). Prior to the Conversion, the Partnership recorded revenue based on the rental income to be received from MHS.

   Annual rental during the term of the Operating Lease was equal to the greater of: (i) Minimum Rental of $100,000; or (ii) Basic Rental equal to 80% of Operating Profit, as defined, reduced to 75% of Operating Profit after the Partnership received $4,421,000 of cumulative Capital Receipts, as defined in the Operating Lease; or (iii) Adjusted Rental equal to debt service on the mortgage debt plus Partnership administration costs (collectively referred to as "Debt Service") plus the greater of: (a) a preferred return equal to $840,000 or (b) 50% of the amount by which Operating Profit exceeded Debt Service. In no event was Adjusted Rental to exceed Operating Profit.

   The amount by which Adjusted Rental exceeded Basic Rental in any fiscal year was defined as Additional Rentals. Cumulative Additional Rentals were recoverable by MHS in any fiscal year when Basic Rental exceeded Adjusted Rentals, provided no loans from the General Partner or Host Marriott were then outstanding. Annual Rental was reduced by 50% of such excess to the extent cumulative Additional Rentals existed. In addition to the Annual Rental, MHS was required to pay real estate taxes.

   Subsequent to the Conversion, the Partnership records revenue based on house profit generated by the Hotel. House profit reflects Hotel operating results, and represents gross hotel sales less property-level expenses, excluding depreciation and amortization, base and incentive management fees, real estate taxes, insurance and certain other costs, which are disclosed separately in the statement of operations. Revenues are recorded based on house profit of the Hotel because the Partnership has delegated substantially all of the operating decisions related to the generation of house profit from the Hotel to MHS.

   On November 20, 1997 the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board reached a consensus on EITF 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements." EITF 97-2 addresses the circumstances in which a management entity may include the revenues and expenses of a managed entity in its financial statements.

   The Partnership is assessing the impact of EITF 97-2 on its policy of excluding the property level revenues and operating expenses of the Hotel from its statements of operations. If the Partnership concludes that EITF 97-2 should be applied to the Hotel, it would include operating results of this managed operation in its financial statements. Application of EITF 97-2 to financial statements as of and for the twenty-four weeks ended June 19, 1998 would have increased both revenues and operating expenses by approximately $6.5 million and would have no impact on operating profit or net income.

   The following is a summary of Hotel revenues, as defined in the Management Agreement (in thousands):

                                      Twenty-Four Weeks Ended
                                       June 19,     June 20,
                                         1998         1997
                                      -----------  ----------
   HOTEL SALES
    Rooms...........................       $6,047     $ 6,047
    Food and beverage...............        3,520       4,181
    Other...........................          310         355
                                           ------     -------
                                            9,877      10,583
                                           ------     -------

   HOTEL EXPENSES
    Departmental direct costs
      Rooms.........................        1,413       1,308
      Food and beverage.............        2,641       2,807
    Other hotel operating expenses..        2,432       2,491
                                           ------     -------
                                            6,486       6,606
                                           ------     -------

   HOTEL REVENUES...................       $3,391     $ 3,977
                                           ======     =======


3. On April 17, 1998, Host Marriott Corporation ("Host Marriott"), parent company of the General Partner of the Partnership, announced that its Board of Directors authorized Host Marriott to reorganize its business operations to qualify as a real estate investment trust ("REIT") to become effective as of January 1, 1999. As part of the REIT conversion, Host Marriott formed a new operating partnership (the "Operating Partnership"), and limited partners in certain Host Marriott full-service hotel partnerships and joint ventures, including Hanover Marriott Limited Partnership, are expected to be given an opportunity to receive, on a tax-deferred basis, Operating Partnership units in the Operating Partnership in exchange for their current limited partnership interests. The Operating Partnership units would be redeemable by the limited partner for freely traded Host Marriott shares (or the cash equivalent thereof) at any time after one year from the closing of the merger. In connection with the REIT conversion, on June 2, 1998, the Operating Partnership filed a Registration Statement on Form S-4 with the Securities and Exchange Commission. Limited partners will be able to vote on this Partnership's participation in the merger later this year through a consent solicitation.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

          None

ITEM 15.  FINANCIAL STATEMENTS, SUPPLEMENTARY SCHEDULES AND EXHIBITS

          (a) The financial statements filed as a part of this Form 10 are listed in Item 13 on Page 25.

                                                                    Page
                                                                    ----
               Supplementary Financial Statement Schedules -
                Hanover Marriott Limited Partnership

               III.  Real Estate and Accumulated Depreciation        47

Schedules I through V inclusive, other than those listed above, are omitted because of the absence of conditions under which they are required or because the required information is included in the financial statements or notes thereto.

          (b)  Exhibits

          3a. Second Amended and Restated Agreement of Limited Partnership of Hanover Marriott Limited Partnership dated April 3, 1997.

          10a. Amended and Restated Lease between Marriott Corporation
               (Landlord) and Marriott Hotel Services, Inc. (Tenant) dated July 29, 1986.

          10b. Line of credit and Reimbursement Agreement between Marriott
               Corporation, Marriott Hanover Hotel Corporation and Hanover Marriott Limited Partnership dated November 24, 1986.

          10c. Second Mortgage, Assignment of Rents and Leases, Security
               Agreement and Fixture Filing between Hanover Marriott Limited Partnership (Mortgagor) and Host Marriott Corporation (Mortgagee) dated April 30, 1997.

          10d. Loan Agreement between Hanover Marriott Limited Partnership
               (Borrower) and Host Marriott Corporation (Lender) dated April 30, 1997.

          10e. Mortgage Note of $11,700,000 between Hanover Marriott Limited
               Partnership (Maker) and Host Marriott Corporation (Holder) dated April 30, 1997.

          10f. Security Agreement between Hanover Marriott Limited Partnership
               (Debtor) and Host Marriott Corporation (Secured Party) dated April 30, 1997.

          10g. Environmental Indemnity Agreement between Hanover Marriott
               Limited Partnership (Indemnitor) and Host Marriott Corporation (Lender) dated April 30, 1997.

          10h. Mortgage and Security Agreement between Hanover Marriott Limited
               Partnership (Mortgagor) and Connecticut General Life Insurance Company (Mortgagee) dated August 18, 1997.

          10i. Promissory Note of $29,875,000 between Hanover Marriott Limited
               Partnership (Borrower) and Connecticut General Life Insurance Company (Lender) dated August 18, 1997.

          10j. Assignment of Leases, Rents and Revenues from Hanover Marriott
               Limited Partnership (Assignor) to Connecticut General Life Insurance Company (Assignee) dated August 18, 1997.

          10k. Collateral Assignment of Contracts, Licenses and Permits and
               Security Agreement between Hanover Marriott Limited Partnership (Borrower) to Connecticut General Life Insurance Company (Lender) dated August 18, 1997.

          10l. Foreclosure Guarantee between Marriott Hanover Hotel Corporation
               (Guarantor) and Connecticut General Life Insurance Company (Lender) dated August 18, 1997.

          10m. Environmental Indemnification Agreement between Hanover Marriott
               Limited Partnership and Marriott Hanover Hotel Corporation (Indemnitors) and Connecticut General Life Insurance Company (Beneficiary) dated April 18, 1997.

          10n. Management Agreement between Hanover Marriott Limited Partnership
               (Owner) and Marriott Hotel Services, Inc. (Management Company) dated August 18, 1997.

          10o. Assignment of Hotel Management Agreement and Hotel Reserve
               Account between Hanover Marriott Limited Partnership (Assignor) to Connecticut General Life Insurance Company (Assignee) dated August 18, 1997.

          27.  Financial Data Schedule

                                  SCHEDULE III

                      HANOVER MARRIOTT LIMITED PARTNERSHIP
                    REAL ESTATE AND ACCUMULATED DEPRECIATION
                               December 31, 1997
                                 (in thousands)



                                Initial Costs                               Gross Amount at December 31, 1997
                             --------------------               -------------------------------------------------------
                                                   Subsequent
                                      Building &      Costs                 Building &                     Accumulated
Description    Encumbrances   Land   Improvements  Capitalized   Land      Improvements         Total      Depreciation
-------------  ------------  ------  ------------  -----------  ------  ------------------  -------------  ------------
Hanover
Marriott
Hotel             $36,837    $3,000     $31,131      $1,474     $3,000        $32,605           $35,605       $8,683
               ============  ======  ============  ===========  ======  ==================  =============  ============


Acquired                     Date of Completion of Construction      Date      Depreciation Life
--------                     ----------------------------------      ----      -----------------
Hanover Marriott Hotel                      1986                     1986          40 years

Notes:
--------------------------------
                                                            1995         1996         1997
                                                          --------     --------     --------
(a)  Reconciliation of Real Estate:
     Balance at beginning of year..................        $35,365      $35,405      $35,636
     Capital Expenditures..........................            122          231           88
     Dispositions..................................            (82)          --         (119)
                                                          --------     --------     --------
     Balance at end of year........................        $35,405      $35,636      $35,605
                                                          ========     ========     ========

(b)  Reconciliation of Accumulated Depreciation:
     Balance at beginning of year..................        $ 6,328      $ 7,130      $ 7,938
     Depreciation..................................            802          808          745
                                                          --------     --------     --------
     Balance at end of year........................        $ 7,130      $ 7,938      $ 8,683
                                                          ========     ========     ========

(c) The aggregate cost of land, buildings and improvements for Federal income tax purposes is approximately $35.6 million at
     December 31, 1997.

                                   SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registration has duly caused this Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on this 7th day of August, 1998.

                              HANOVER MARRIOTT LIMITED PARTNERSHIP

                              By: Marriott Hanover Hotel Corporation
                                  General Partner



                                  -------------------------------------------
                                  Earla L. Stowe
                                  Vice President and Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and the capacities and on the date indicated above.

Signature                         Title
---------                         -----
                                  (Marriott Hanover Hotel Corporation)


_______________________________   President and Director
Bruce F. Stemerman                (Principal Executive Officer)


_______________________________   Vice President and Director
Robert E. Parsons, Jr.


_______________________________   Vice President, Secretary and Director
Christopher G. Townsend


_______________________________   Treasurer
Bruce D. Wardinski

                                   SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registration has duly caused this Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on this 7th day of August, 1998.

                              HANOVER MARRIOTT LIMITED PARTNERSHIP

                              By: Marriott Hanover Hotel Corporation
                                  General Partner



                                  /s/ Earla L. Stowe
                                  -------------------------------------------
                                  Earla L. Stowe
                                  Vice President and Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and the capacities and on the date indicated above.

Signature                         Title
---------                         -----
                                  (Marriott Hanover Hotel Corporation)

/s/ Bruce F. Stemerman            President and Director
-------------------------------   (Principal Executive Officer)
Bruce F. Stemerman


/s/ Robert E. Parsons, Jr.        Vice President and Director
-------------------------------
Robert E. Parsons, Jr.


/s/ Christopher G. Townsend       Vice President, Secretary and
-------------------------------   Director
Christopher G. Townsend


/s/ Bruce D. Wardinski            Treasurer
-------------------------------
Bruce D. Wardinski